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TABLE OF CONTENTS PROSPECTUS SUPPLEMENT

Filed Pursuant to General Instruction II.L. of Form F-10
File No. 333-222141

        No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated January 4, 2018 to which it relates, and each document incorporated by reference therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions.

        Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada and the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Just Energy Group Inc. at First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario, M5X 1E1, telephone: 416-367-2452, and are also available electronically at www.sedar.com.

        PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JANUARY 4, 2018

New Issue	February 27, 2018

JUST ENERGY GROUP INC.

1,415,285 Common Shares
US$7,000,000

        On February 5, 2018, Just Energy Group Inc. ("Just Energy", the "Corporation", "we", "us" or "our") and an indirect wholly owned subsidiary of Just Energy, Just Energy (U.S.) Corp. ("Just Energy (U.S.)"), entered into a share purchase agreement (the "Share Purchase Agreement") with Karl Swanson, Nathan Glasgow (collectively, the "Principal Sellers"), Mike Ogburn, Henry Cross, Shawn Adams, Theodore Belanger, Steve Beaulieu and Skyler Ogden (together with the Principal Sellers, the "Sellers"). Pursuant to the terms of the Share Purchase Agreement, Just Energy (U.S.) will acquire all of the issued and outstanding shares of EdgePower Inc. (the "EdgePower Acquisition"). As partial consideration for such shares and in accordance with the terms of the Share Purchase Agreement, 1,415,285 common shares in the capital of the Corporation (the "Consideration Shares") will be issued by the Corporation to the Principal Sellers on or about February 28, 2018, subject to standard closing conditions, or such other business day as Just Energy (U.S.) and the Sellers agree (the "Closing Date"). The Corporation will not receive any cash proceeds from the distribution of the Consideration Shares.

        This prospectus supplement (the "Prospectus Supplement") to the short form base shelf prospectus dated January 4, 2018 (the "Prospectus") is being filed with the securities regulatory authority in each of the provinces of Canada in order to qualify the distribution of the Consideration Shares.

        Just Energy's outstanding common shares ("Common Shares") are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange ("NYSE") under the trading symbol "JE". On February 26, 2018, being the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and NYSE was Cdn.$6.23 and US$4.91, respectively. The TSX has conditionally approved the listing of the Consideration Shares being distributed under this Prospectus Supplement. In addition, an application has been made to list the Consideration Shares on the NYSE. Listing on both the TSX and NYSE will be subject to fulfillment of the listing requirements of the TSX and NYSE, respectively.

        The acquisition of Consideration Shares is subject to certain risks that should be considered carefully by investors. Please see "Risk Factors" in this Prospectus Supplement and the accompanying Prospectus and the risk factors in the AIF (as defined herein) which is incorporated herein and therein by reference, for a description of risks involved in an investment in the Corporation and the Consideration Shares.

        This distribution is made by a Canadian issuer that is permitted under a multijurisdictional disclosure system ("MJDS") adopted by the United States and Canada to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those applicable to issuers in the United States. Just Energy has prepared its consolidated financial statements for the year ended March 31, 2017 and the three and nine months ended December 31, 2017, incorporated herein by reference, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Just Energy's consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission ("SEC") independence standards. Thus, they may not be comparable to the financial statements of U.S. companies.

        Investors should be aware that the acquisition, holding or disposition of the Consideration Shares may have tax consequences. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Investors should consult their own tax advisor with respect to their own particular circumstances.

        The ability of investors to enforce civil liabilities under United States federal securities laws may be affected adversely because Just Energy is incorporated in Canada, certain of the Corporation's officers and directors and certain of the experts named in this Prospectus Supplement are not residents of the United States, and a substantial portion of Just Energy's assets and the assets of such persons are located outside of the United States. See "Enforceability of Civil Liabilities by U.S. Investors".

        Investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Corporation has not authorized anyone to provide investors with additional or different information from that contained or incorporated by reference in this this Prospectus Supplement and the accompanying Prospectus.

        Deborah Merril, James W. Lewis, Patrick McCullough, R. Scott Gahn, Brett A. Perlman and William Weld reside outside of Canada and have appointed the Corporation, located at 100 King Street West, Suite 2630, Toronto, Ontario, Canada M5X 1E1, as agent for service of process. Investors are advised that it may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for services of process in Canada.

        The Corporation's head office is located at 6345 Dixie Road, Suite 400, Mississauga, Ontario L5T 2E6. The registered office of the Corporation is located at 100 King Street West, Suite 2630, Toronto, Ontario M5X 1E1.

        NONE OF THE CANADIAN SECURITIES REGULATORY AUTHORITIES, THE SEC NOR ANY U.S. STATE SECURITIES COMMISSION OR OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        No underwriter has been involved in the preparation of this Prospectus Supplement nor has any underwriter performed any review of the contents of this Prospectus Supplement.

ii

PROSPECTUS SUPPLEMENT

iii

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Consideration Shares we are distributing pursuant to the EdgePower Acquisition and also adds to and updates certain information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part, the accompanying Prospectus, gives more general information, some of which may not apply to this distribution.

        The Corporation is not distributing the Consideration Shares in any jurisdiction where the distribution is not permitted by law. No Consideration Shares will be distributed in Canada. This Prospectus Supplement and the accompanying Prospectus must not be used by anyone for any purpose other than in connection with the distribution of the Consideration Shares. The Corporation does not undertake to update the information contained in this Prospectus Supplement or contained or incorporated by reference in the Prospectus, except as required by applicable securities laws.

        Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Corporation has not authorized anyone to provide investors with different or additional information. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give investors. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus Supplement or the respective dates of the documents incorporated by reference in the accompanying Prospectus. Information on any of the websites maintained by the Corporation is not incorporated into and does not otherwise constitute a part of this Prospectus Supplement or the accompanying Prospectus and must not be relied upon by investors for the purpose of determining whether to invest in the Consideration Shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein, contains forward-looking statements and forward-looking information (collectively, the "forward-looking statements") within the meaning of applicable securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are often, but not always, identified by the use of words (including negative and grammatical variations thereof) such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein include, but are not limited to statements pertaining to: completion of the EdgePower Acquisition and the timing thereof; customer revenues and margins; customer additions and renewals; customer attrition; customer consumption levels; the Corporation's ability to compete successfully; the treatment of governmental regimes; the Corporation's EBITDA, Base EBITDA, Funds from Operations, Base Funds from Operations, Base Funds from Operations Payout Ratio and Embedded gross margin (see "Non-IFRS Measures"); litigation against the Corporation and/or its subsidiaries; the Corporation's ability to declare and pay dividends and the timing thereof; the estimated amounts and timing of the payment of dividends, capital expenditures, anticipated future debt levels and revenues; and the expenses of the distribution of the Consideration Shares. This information involves known or unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward looking statements. In addition, this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein may contain forward looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. See also "Forward-Looking Statements" in the AIF, the Annual MD&A and the Interim MD&A (as each term is defined below), which are incorporated by reference into this Prospectus Supplement and which are available at www.sedar.com and through the SEC's website at www.sec.gov for further information with respect to forward-looking statements.

        Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein include, but are not limited to: general economic and business conditions in North America and globally; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions, attrition and renewals; fluctuations in natural gas and electricity prices and interest and exchange rates; actions taken by governmental authorities, including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs; dependence on suppliers; risks inherent in marketing operations, including credit risk; potential delays or changes in plans with respect to capital expenditures and the availability of capital on acceptable terms; availability of sufficient financial resources to fund the Corporation's capital expenditures; inability to obtain required consents, permits or approvals; incorrect assessments of the value of acquisitions; failure of the Corporation to realize the anticipated benefits of any acquisition; known or unknown liabilities acquired pursuant to acquisitions; volatility in the stock markets and in market valuations; competition for, among other things, customers, supply, capital and skilled personnel; the results of litigation; dependence on certain suppliers; and the other factors described under "Risk Factors" in this Prospectus Supplement and the accompanying Prospectus, and in the AIF and the Annual MD&A, which are incorporated by reference herein and in the accompanying Prospectus, and described in other filings made by the Corporation with Canadian securities regulatory authorities.

        By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. The factors listed above should be considered carefully and we caution investors not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Further information regarding these factors may be found under the heading "Risk Factors" in this Prospectus Supplement, the accompanying Prospectus, the AIF and the Annual MD&A.

        Investors are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on the Corporation's forward-looking statements to make decisions with respect to the Corporation, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. No assurance can be given that the expectations reflected in the forward looking statements contained in this Prospectus Supplement and the accompanying Prospectus will prove to be correct. Furthermore, the forward-looking statements contained in this Prospectus Supplement and the accompanying Prospectus are made as of the date of this Prospectus Supplement or the accompanying Prospectus, as applicable, and the Corporation does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, are expressly qualified by this cautionary statement.

 CURRENCY AND EXCHANGE RATE INFORMATION

        In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, "Canadian dollars", "Cdn.$" or "$" means lawful currency of Canada and "US dollars" or "US$" means lawful currency of the United States.

        The rate of exchange on February 26, 2018 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn.$1.00 equals U.S.$0.7883 and for the conversion of United States dollars into Canadian dollars was U.S.$1.00 equals Cdn.$1.2686.

        The following table sets forth, for each of the periods indicated, the high, low and average spot rates for U.S.$1.00 in terms of Canadian dollars, as reported by the Bank of Canada.

	Nine months ended December 31, 2017 (Cdn.$)	Nine months ended December 31, 2016 (Cdn.$)	Fiscal year ended March 31, 2017 (Cdn.$)	Fiscal year ended March 31, 2016 (Cdn.$)
High	1.3743	1.3582	1.3582	1.4589
Low	1.2128	1.2544	1.2544	1.1951
Average	1.2901	1.3089	1.3126	1.3114

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus only for the purpose of the Consideration Shares being distributed pursuant to the EdgePower Acquisition.

        The following documents filed with the securities commission or similar regulatory authority in all of the provinces of Canada are specifically incorporated by reference into, and form an integral part of, the Prospectus as supplemented by this Prospectus Supplement:

  (a)
  the annual information form of the Corporation dated May 26, 2017 in respect of the year ended March 31, 2017 (the "AIF");

  (b)
  the audited comparative consolidated annual financial statements of the Corporation as at and for the year ended March 31, 2017, together with the notes thereto and the independent auditors' report thereon (the "Annual Financial Statements");

  (c)
  the management's discussion and analysis of financial condition and results of operations of the Corporation for the year ended March 31, 2017 (the "Annual MD&A");

  (d)
  the unaudited interim condensed consolidated financial statements of the Corporation as at and for the three and nine months ended December 31, 2017, together with the notes thereto (the "Interim Financial Statements");

  (e)
  the management's discussion and analysis of financial condition and results of operations of the Corporation for the three and nine months ended December 31, 2017 (the "Interim MD&A"); and

  (f)
  the management information circular of the Corporation dated May 26, 2017 for the annual and special meeting of shareholders of the Corporation held on June 27, 2017 (the "2017 Circular").

        Copies of the documents incorporated by reference in the Prospectus, as supplemented by this Prospectus Supplement, may be obtained on request without charge from the Secretary of Just Energy at First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario, M5X 1E1, telephone: 416-367-2452, and are also available electronically on SEDAR at www.sedar.com.

        Any document of the type referred to in Section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions (excluding confidential material change reports) filed by the Corporation with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and before the termination or completion of the distribution of the Consideration Shares hereunder, will be deemed to be incorporated by reference into the Prospectus, as supplemented by this Prospectus Supplement, for the purpose of the distribution of the Consideration Shares.

        Any statement contained in this Prospectus Supplement, in the accompanying Prospectus, or in a document incorporated or deemed to be incorporated by reference therein shall be deemed to be modified or superseded to the extent that a statement contained herein or therein, or in any subsequently filed document which also is, or is deemed to be, incorporated by reference into the Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

 ADDITIONAL INFORMATION

        The Corporation has filed with the SEC a registration statement (the "Registration Statement") on Form F-10 under the U.S. Securities Act, relating to the distribution of the Consideration Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Information omitted from this Prospectus Supplement and the accompanying Prospectus but contained in the Registration Statement is available on the SEC's website under the Corporation's profile at www.sec.gov. Please refer to the Registration Statement and exhibits for further information.

        The Corporation is subject to the informational reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") as the Common Shares are registered under Section 12(b) of the Exchange Act. Accordingly, the Corporation is required to publicly file reports and other information with the SEC. Under the MJDS, the Corporation is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, the Corporation is not required to publish financial statements as promptly as U.S. companies.

        Investors in the Consideration Shares may read and copy, for a fee, any document that the Corporation has filed with or furnished to the SEC at the SEC's public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Investors in the Consideration Shares

should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. Investors in the Consideration Shares may read and download the documents the Corporation has filed with the SEC's Electronic Data Gathering and Retrieval system at www.sec.gov. Investors in the Consideration Shares may read and download any public document that the Corporation has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

NON-IFRS MEASURES

        The documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus refer to certain financial measures that are not determined in accordance with IFRS or U.S. generally accepted accounting principles ("U.S. GAAP"), including the financial measures "EBITDA", "Base EBITDA", "Funds from Operations", "Base Funds from Operations", "Base Funds from Operations Payout Ratio", and "Embedded gross margin". These financial measures do not have standardized meanings prescribed by IFRS or U.S. GAAP and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS or U.S. GAAP, but the Corporation believes these financial measures are useful in providing relative performance and measuring change. Definitions of non-IFRS financial measures used by the Corporation are found under the heading "Key terms" in the Annual MD&A and "Non-IFRS financial measures" in the Interim MD&A.

MARKET AND INDUSTRY DATA

        Certain documents incorporated by reference in this Prospectus Supplement and in the accompanying Prospectus contain market and industry data obtained from a combination of third-party sources and the estimates of management of the Corporation. Although management believes that these third-party sources and the estimates of management are reliable, the accuracy and completeness of such data is not guaranteed and has not been verified by any independent sources. Market and industry data, including estimates and projections relating to size of market and market share, is inherently imprecise and cannot be verified due to limitations in the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations inherent in any market research or other survey. Management's estimates are based on internal research, its knowledge of the relevant market and industry and extrapolations from third-party sources. While we are not aware of any misstatements regarding the market and industry data presented in the documents incorporated by reference herein and in the accompanying Prospectus, such data involve risks and uncertainties and are subject to change based on various factors, including those factors discussed under "Cautionary Statement Regarding Forward-Looking Statements".

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

        The Corporation is a corporation existing under the Canada Business Corporations Act (the "CBCA"). Certain of the Corporation's directors and officers, and certain of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and a portion of their assets and of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of the Consideration Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Consideration Shares who reside in the United States to realize upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

        The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Just Energy (U.S.) Corp., 5251 Westheimer Road, Suite 1000, Houston, Texas 77056 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of, related to, or concerning the distribution of the Consideration Shares under this Prospectus Supplement.

JUST ENERGY GROUP INC.

        Just Energy is an energy management solutions provider specializing in electricity and natural gas commodities, energy efficient solutions and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves approximately 1.5 million residential and commercial customers. The Corporation offers a wide range of energy products including long-term fixed-price, variable rate, and flat bill programs, home energy management services, including LED retrofits, thermostats and smart irrigation controllers, as well as renewable energy solutions, such as carbon offsets and renewable energy certificates. The Corporation markets its products and services under the following brands: Just Energy, Hudson Energy, GreenStar Energy, Tara Energy, Just Energy Advanced Solutions, TerraPass and Interactive Energy Group. Please see "Just Energy Group Inc.—Recent Developments" below.

        Just Energy commenced operations in 1997 in the Province of Ontario under a predecessor company, listing as Energy Savings Income Fund (the "Fund") on the TSX in April 2001. Pursuant to a plan of arrangement approved by unitholders of the Fund on June 29, 2010, and by the Alberta Court of the Queen's Bench on June 30, 2010, Just Energy Group Inc. was established on January 1, 2011 under the CBCA.

        By fixing the price of electricity or natural gas under its fixed-price energy contracts for a period of up to five years, Just Energy's customers offset their exposure to changes in the price of these essential commodities. Variable and indexed rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat bill products offer a consistent price regardless of usage. The Corporation derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the price at which it purchases the associated volumes from its commodity suppliers as well as from margins obtained through the sale of home energy management services and products. Under the Corporation's TerraPass brand, through carbon offset and Renewable Energy Credits programs, customers can reduce the negative impact of their own day-to-day energy consumption. In certain markets, the Corporation bundles smart thermostats with its other services, which the Corporation believes increases customer loyalty and margins. The Corporation launched its Just Energy Perks program in 2016 which allows customers to gain points used to purchase energy efficient products or gift cards from its partner Energy Earth.

        The Corporation's principal executive office is located at 6345 Dixie Road, Suite 400, Mississauga, Ontario, L5T 2E6. Just Energy's website address is www.justenergygroup.com. Information contained on Just Energy's website does not constitute part of this Prospectus Supplement or the Prospectus.

Recent Developments

6.75% Convertible Unsecured Senior Subordinated Debenture Offering

        On February 12, 2018, Just Energy entered into an underwriting agreement with a syndicate of underwriters, pursuant to which Just Energy issued, on February 22, 2018 on a "bought deal" basis, $[100] aggregate principal amount of convertible unsecured senior subordinated debentures (the "Debentures") at a price of $1,000 per Debenture (the "Debenture Offering"). The Debentures

bear interest from the date of issue at 6.75% per annum, with interest payable semi-annually in arrears on March 31 and September 30 of each year commencing on September 30, 2018. The Debentures will mature on March 31, 2023.

EdgePower Acquisition

        On February 5, 2018, Just Energy and Just Energy (U.S.) entered into the Share Purchase Agreement with the Sellers, pursuant to which Just Energy (U.S.) agreed to acquire all of the issued and outstanding shares of EdgePower for total consideration of approximately US$14 million on closing, subject to customary adjustments based on working capital (the "Purchase Price"). The Purchase Price consists of: (i) US$7 million in cash; (ii) US$7 million to be satisfied by the issuance of the Consideration Shares (the "Share Consideration Amount"), approximately 43% of which will be subject to a three year escrowed hold period; and (iii) a one-time performance based payout of 20% of the cumulative EBITDA over three years, up to a maximum of US$6 million subject to annual and cumulative thresholds. The specific number of Consideration Shares to be issued as part of the Purchase Price was determined by dividing (A) the Share Consideration Amount by (B) the sum of the daily dollar volume-weighted average price for a Common Share on the NYSE for each of the five trading days ending on and including the second trading day immediately prior to the Closing Date, divided by five.

        EdgePower is an energy monitoring and management company operating out of Aspen, Colorado. EdgePower provides lighting and heating, ventilation and air conditioning controls in over 480 facilities and enterprise monitoring for over 700 buildings in North America. The EdgePower Acquisition will facilitate Just Energy in continuing to build out an energy management solutions platform in the commercial space and create synergies with Just Energy's lighting systems and commercial commodity business.

At-the-Market Offering Renewal

        On January 5, 2018, Just Energy renewed its "at-the-market" offering (the "ATM Offering") in the United States of up to US$146,096,810 million aggregate principal amount of 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (the "Series A Preferred Shares") pursuant to a prospectus supplement dated January 5, 2018 to the Prospectus. Dividends on the Series A Preferred Shares will initially accrue at the rate of 8.50% per annum of the US$25.00 liquidation preference per Series A Preferred Share and will thereafter accrue at a floating rate. The Series A Preferred Shares are convertible into Common Shares upon a change of control of Just Energy.

Energy Broker Business

        In the fall of 2017, the Corporation launched its energy broker business under the brand, Interactive Energy Group, which markets energy solutions to businesses for multiple suppliers. Just Energy also provides LED retrofit services in certain markets including Ontario and Texas.

Termination of Exclusivity with Red Ventures LLC

        On August 1, 2017, the Corporation announced that it had reached an agreement with its joint venture partner, Red Ventures LLC, to end the exclusive relationship for online sales of the Just Energy brand in North America. To facilitate the transaction, Just Energy acquired the outstanding 50% interest of Just Ventures LLC in the United States and Just Ventures L.P. in Canada.

Re-Branding Commerce Energy

        On April 3, 2017, we announced that, effective April 1, 2017, our subsidiary Commerce Energy re-branded as Just Energy. The change represented a transition in name only and did not otherwise affect the status of existing customer contracts.

USE OF PROCEEDS

        Just Energy will not receive any proceeds from the distribution of the Consideration Shares as the Consideration Shares are being issued as partial consideration in connection with the EdgePower Acquisition.

CONSOLIDATED CAPITALIZATION

        The following table sets forth the consolidated capitalization of the Corporation as at December 31, 2017, on an actual basis and an as adjusted basis to give effect to the distribution of the Consideration Shares.

	December 31, 2017
	($000's) Actual	($000's) As Adjusted After Giving Effect to the Distribution of the Consideration Shares
Long-term debt:
Credit Facility	137,226	137,226
$100 Million Convertible Debentures	97,955	—	(1)
US$150 Million Convertible Bonds	182,091	182,091
$160 Million Convertible Debentures	147,477	147,477
Debentures	—	90,446	(1)

Total long-term debt	564,749	557,240
Shareholders' equity:
Common Shares	1,069,150	1,077,932	(2)
Equity component of convertible debentures	13,508	9,503
Series A Preferred Shares	132,908	135,848	(3)
Contributed surplus (deficit)	(42,385)	(42,385)
Deficit	(1,311,203)	(1,311,203)
Accumulated other comprehensive income	62,307	62,307

Total shareholders' equity (deficiency)	(75,715)	(67,997	)(3)

Total capitalization	489,034	489,242

Note:

(1)
Based on the issuance of $100 million aggregate principal amount of Debentures pursuant to the Debenture Offering and the use of proceeds from the Debenture Offering to redeem Just Energy's 5.75% unsecured subordinated convertible debentures due September 30, 2018 (the "100 Million Convertible Debentures") following the closing of the Debenture Offering. See "Recent Developments".

(2)
Based on the issuance of 1,415,285 Consideration Shares pursuant to the EdgePower Acquisition..

(3)
Includes $2.9 million Series A Preferred Shares issued by the Corporation under the ATM Offering during the month of January 2018.

 DESCRIPTION OF THE COMMON SHARES

        Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the Corporation and to one vote per share at such meetings (other than meetings of another class of shares of the Corporation). The holders of Common Shares are, at the discretion of our board of directors and subject to the preferences accorded to the holders of preferred shares and any other shares of the Corporation ranking senior to the Common Shares from time to time, as well as applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the Common Shares.

Dividends

        The Corporation's dividend policy provides that the amount of cash dividends, if any, to be paid on the Common Shares, is subject to the discretion of our board of directors and may vary depending on a variety of factors, including: (i) the prevailing economic and competitive environment; (ii) the Corporation's results of operations and earnings; (iii) financial requirements for Just Energy's operations and growth; (iv) the satisfaction of solvency tests imposed by the CBCA for the declaration and payment of dividends; (v) contractual restrictions and financing agreement covenants; and (vi) other relevant factors and conditions existing from time to time. It is the current intention of our board of directors to pay a dividend on Just Energy's outstanding Common Shares of $0.50 annually ($0.125 quarterly) per Common Share. There is no guarantee that the Corporation will maintain this dividend policy.

        Shareholders of record on a dividend record date are entitled to receive dividends paid by the Corporation in respect of that month. Cash dividends are paid on the last business day of the calendar month to the shareholders of record on the 15th day of such month or the first business day thereafter.

PLAN OF DISTRIBUTION

        Pursuant to the Share Purchase Agreement, Just Energy (U.S.) acquired all of the issued and outstanding shares of EdgePower. As partial consideration for such shares and in accordance with the terms of the Share Purchase Agreement, Just Energy has agreed to issue 1,415,285 Consideration Shares to the Principal Sellers at a deemed price of US$4.9460 per Consideration Share. The terms of the Share Purchase Agreement, including the deemed price per Consideration Share, were determined by negotiation between Just Energy, Just Energy (U.S.) and the Sellers. Any post-closing adjustments of the Purchase Price will not result in any adjustment to the number of Consideration Shares issued pursuant to the EdgePower Acquisition, but will instead result in a cash payment from Just Energy (U.S.) to the Sellers or from the Sellers to Just Energy (U.S.), as applicable. Just Energy is not distributing the Consideration Shares in Canada, as the Principal Sellers are not residents of Canada, or in any jurisdiction where the distribution is not permitted by law. No underwriter has been involved in the distribution of the Consideration Shares.

        The TSX has conditionally approved the listing of the Consideration Shares being distributed under this Prospectus Supplement. In addition, an application has been made to list the Consideration Shares on the NYSE. Listing on both the TSX and NYSE will be subject to fulfillment of the listing requirements of the TSX and NYSE, respectively.

 PRIOR SALES

Common Shares

        The following table describes the number of Common Shares issued by the Corporation during the 12 month period prior to the date of this Prospectus.

Date of Issuance	Number of Common Shares Issued	Price
March 16, 2017	34,978	N/A	(1)
March 31, 2017	5,921	N/A	(1)
June 9, 2017	1,130,114	N/A	(1)
June 16, 2017	326,946	N/A	(1)
September 18, 2017	59,770	N/A	(1)
December 15, 2017	480	N/A	(1)
December 18, 2017	1,451	N/A	(1)
December 19, 2017	45,872	N/A	(1)
February 12, 2018	30,791	N/A	(1)

Note:

(1)
Common Shares issued in exchange for the same number of restricted share grants, performance bonus grants and/or deferred share grants for no additional consideration.

Series A Preferred Shares

        The following table describes the number of Series A Preferred Shares issued by the Corporation during the 12 month period prior to the date of this Prospectus.

Date of Issuance	Number of Series A Preferred Shares Issued	Price
February 7, 2017	4,040,000	US$	25.0000	(1)
May 2, 2017	12,222	US$	26.2369	(2)
May 3, 2017	23,922	US$	26.0286	(2)
May 4, 2017	3,000	US$	26.0420	(2)
May 8, 2017	160	US$	26.0000	(2)
May 10, 2017	19,084	US$	26.0054	(2)
June 1, 2017	4,348	US$	26.0271	(2)
June 2, 2017	38,252	US$	26.0017	(2)
June 5, 2017	200	US$	26.0000	(2)
June 6, 2017	2,152	US$	26.0051	(2)
June 7, 2017	6,010	US$	26.0021	(2)
June 8, 2017	14,300	US$	26.0000	(2)
September 13, 2017	26,200	US$	26.0181	(2)
September 26, 2017	100	US$	26.0000	(2)
January 10, 2018	6,909	US$	24.5797	(2)
January 11, 2018	5,754	US$	24.5785	(2)
January 12, 2018	7,380	US$	24.3842	(2)
January 15, 2018	4,272	US$	24.5030	(2)
January 17, 2018	4,230	US$	24.5236	(2)
January 18, 2018	4,729	US$	24.6740	(2)
January 19, 2018	1,439	US$	24.5627	(2)
January 22, 2018	12,192	US$	24.4557	(2)
January 23, 2018	3,923	US$	24.3104	(2)
January 30, 2018	50,000	US$	24.0000	(2)

Notes:

(1)
Represents the price to the public disclosed on the cover of the prospectus supplement dated January 30, 2017.

(2)
Represents the average sales price for the Series A Preferred Shares sold by B. Riley FBR, Inc. (formerly known as FBR Capital Markets & Co.) ("FBR") under the at-the-market issuance sales agreement dated May 2, 2017, as amended January 5, 2018, between Just Energy and FBR.

Restricted Grants and Performance Bonus Grants

        Restricted share grants ("RSGs") are made under the Corporation's 2010 Restricted Share Grant Plan, as amended from time to time. Performance Bonus Grants ("PBGs") are made under the Corporation's 2013 Performance Bonus Incentive Plan, as amended from time to time. The grant date value of the RSGs and PBGs is generally based on the simple average closing price of the Common Shares on the TSX for the five or ten trading days prior to the grant date.

        The following table describes the number of RSGs and PBGs granted during the 12 month period prior to the date of this Prospectus Supplement and the grant value of such RSGs and PBGs.

Date of Grant	Number of RSGs/PBGs Granted	Grant Date Value
May 26, 2017	2,369,530	$7.08
August 9, 2017	5,000	$6.66
September 5, 2017	30,000	$7.20
February 7, 2018	125,000	$5.09

Deferred Share Grants

        In lieu of a portion of their cash compensation, our non-management directors receive deferred share grants ("DSGs") at the end of each quarter under our 2010 Directors' Compensation Plan, as amended from time to time. The number of DSGs granted to a director is determined by dividing the amount of compensation being paid in DSGs by the simple average closing price of the Common Shares on the TSX for the ten trading days preceding the quarter end.

        The following table describes the number of DSGs granted to our non-management directors during the previous four fiscal quarters and the ten trading day simple average closing price of the Common Shares used to determine the number of DSGs granted.

Quarter Ended	Total Number of DSGs Granted	10 Day Average Closing Price
March 31, 2017	5,401	$8.20
June 30, 2017	6,250	$6.99
September 30, 2017	5,288	$6.98
December 31, 2017	6,729	$5.50

        In addition to the above, our directors receive grants of additional DSGs in lieu of the monthly cash dividends otherwise payable on the Common Shares underlying their DSGs. The number of additional DSGs granted to a director is determined by dividing the aggregate amount of the dividend that would have been paid on such director's DSGs if they had been issued as Common Shares by the simple average closing price of the Common Shares for the last ten trading days of the month in respect of which such dividend is otherwise payable. An aggregate of 6,624 additional DSGs were granted to our directors from February 1, 2017 to January 31, 2018 in lieu of the dividends that otherwise would have been paid on the Common Shares underlying their DSGs.

 TRADING PRICE AND VOLUME

Common Shares

        The Common Shares are listed on the TSX and NYSE under the trading symbol "JE". The following table sets forth certain trading information for the Common Shares for the periods indicated.

	TSX			NYSE
Period(1)	High ($)	Low ($)	Volume	High (US$)	Low (US$)	Volume
2017
February	7.94	7.37	6,036,596	6.04	5.63	2,956,068
March	8.44	7.61	5,692,403	6.35	5.70	3,232,976
April	8.49	8.16	3,468,396	6.34	5.98	2,309,123
May	8.62	7.01	8,163,415	6.29	5.21	3,563,695
June	7.23	6.38	8,475,286	5.44	4.83	4,105,014
July	6.95	6.31	4,375,027	5.51	4.90	2,393,520
August	7.25	6.47	5,541,505	5.78	5.11	2,939,096
September	7.25	6.78	6,163,168	5.89	5.49	3,523,499
October	7.45	7.01	3,506,626	5.91	5.44	3,049,788
November	7.25	5.23	9,583,471	5.62	4.08	4,044,159
December	5.90	5.16	15,779,192	4.54	4.06	4,886,443
2018
January	5.60	5.00	7,805,261	4.47	4.00	4,108,501
February 1 to 26	6.42	4.84	12,422,201	5.09	3.86	6,890,325

Note:

(1)
High and low price based on intraday high and low trading prices. Source for TSX data in the above table is the TSX. Source for NYSE data in the above table is Capital IQ.

        On February 26, 2018, being the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares was $6.23 on the TSX and US$4.91 on the NYSE (as reported by such stock exchanges).

$100 Million Convertible Debentures

        The $100 Million Convertible Debentures are listed on the TSX under the trading symbol "JE.DB.B". The following table sets forth certain trading information for our 5.75% Debentures for the periods indicated as reported by the TSX.

	$100 Million Convertible Debentures(1)
Period(2)	High ($)	Low ($)	Volume(3)
2017
February	101.25	100.24	27,855
March	100.95	100.30	26,290
April	101.50	100.50	11,090
May	102.50	100.00	19,860
June	102.25	100.49	15,550
July	101.98	100.50	17,620
August	101.00	100.10	7,820
September	100.64	100.20	17,090
October	100.60	100.25	12,770
November	101.00	99.00	22,785
December	100.50	98.97	15,345
2018
January	100.51	99.31	16,700
February 1 to 26	100.48	99.75	55,350

Notes:

(1)
Price per $100.00 principal amount of the 5.75% Debentures.

(2)
High and low price based on intraday high and low trading prices. Source for data in the above table is the TSX.

(3)
Volume figures presented as reported by the TSX (based on board lots of $100 principal amount).

        On, February 26, 2018, the last trading day prior to the date of this Prospectus Supplement, the closing price of the $100 Million Convertible Debentures on the TSX was $100.48 (as reported by such stock exchange).

$160 Million Convertible Debentures

        The $160 million aggregate principal amount 6.75% convertible unsecured senior debentures due December 31, 2021 (the "$160 Million Convertible Debentures") are listed on the TSX under the trading symbols "JE.DB.C". The following tables set forth certain trading information for our $160 Million Convertible Debentures for the periods indicated as reported by the TSX.

	$160 Million Convertible Debentures(1)
Period(2)	High ($)	Low ($)	Volume(3)
2017
February	105.00	103.56	26,670
March	107.00	103.75	29,950
April	107.35	105.01	30,520
May	108.50	103.00	44,860
June	104.50	102.02	25,460
July	103.00	100.99	15,630
August	104.01	101.50	20,500
September	103.50	102.75	24,330
October	104.01	102.81	7,270
November	103.61	98.75	52,450
December	100.50	97.50	28,050
2018
January	100.97	98.50	35,740
February 1 to 26	100.80	96.50	35,790

Notes:

(1)
Price per $100.00 principal amount of the $160 Million Convertible Debentures.

(2)
High and low price based on intraday high and low trading prices. Source for data in the above table is the TSX.

(3)
Volume figures presented as reported by the TSX (based on board lots of $100 principal amount).

        On, February 26, 2018, the last trading day prior to the date of this Prospectus Supplement, the closing price of the $160 Million Convertible Debentures on the TSX was $98.00 (as reported by such stock exchange).

Debentures

        The Debentures are listed on the TSX under the trading symbols "JE.DB.D". The following tables set forth certain trading information for the Debentures for the periods indicated as reported by the TSX.

	Debentures(1)
Period(2)	High ($)	Low ($)	Volume(3)
2018
February 22 to 26	98.51	96.39	80,090

Notes:

(1)
Price per $100.00 principal amount of the Debentures.

(2)
High and low price based on intraday high and low trading prices. Source for data in the above table is the TSX.

(3)
Volume figures presented as reported by the TSX (based on board lots of $100 principal amount).

        On, February 26, 2018, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Debentures on the TSX was $96.75 (as reported by such stock exchange).

US$150 Million Convertible Bonds

        The US$150 million aggregate principal amount 6.50% convertible bonds of the Corporation issued on January 29, 2014 (the "US$150 Million Convertible Bonds") were listed on the Professional Securities Market of the London Stock Exchange ("LSE") under the trading symbol 48IL on June 12, 2014. To date the LSE has not reported any trading activity.

RISK FACTORS

        An investment in the Consideration Shares is subject to a number of risks that should be considered by prospective purchasers and their advisors. An investment in the Consideration Shares should be considered speculative due to various factors and should only be made by persons who can afford the total loss of their investment. Before deciding whether to purchase the Consideration Shares, prospective purchasers should consider carefully the risks described below relating to the ownership of the Consideration Shares as well as the other information contained in and incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, including, in particular, under the heading "Risk Factors" in the AIF and the Annual MD&A, as such disclosure may be modified by any disclosure made in this Prospectus Supplement and the accompanying Prospectus. Such information does not purport to be an exhaustive list. If any of the identified risks were to materialize, it could have a materially adverse effect on the Corporation's future results of operations, business, prospects or financial condition, and could cause actual events to differ materially from those described in forward-looking statements. Additional risks and uncertainties not currently known to the Corporation, or which the Corporation currently deems to be immaterial, may also have an adverse effect on Just Energy and/or its future results of operations, business, prospects or financial condition.

        In addition to the risk factors described in this Prospectus Supplement and the accompanying Prospectus, the following risk factors from the Annual MD&A should be considered by prospective investors: commodity price risk; commodity volume balancing risk; interest rate risk; foreign exchange rate risk; credit agreement and other debt; working capital requirements (availability of credit); earnings seasonality and volatility; cash dividends are not guaranteed; share ownership dilution; credit risk; supply delivery risk; regulatory environment; litigation; consumer contract attrition rate renewals; customer credit risk; competition; sales channel risk; retailer and product acceptance risk; cyber risk; information technology systems; model risk; accounting estimates risks; risks from adoption of new accounting standards or interpretations; risks from deficiencies in internal control over financial reporting; outsourcing and third party service agreements; disruption to infrastructure; share price volatility risk; and management retention risk.

Risks Related to the Consideration Shares

Failure to complete the EdgePower Acquisition

        The completion of the EdgePower Acquisition is subject to the satisfaction of a number of customary closing conditions and may not occur. If these closing conditions are not met or the EdgePower Acquisition is not completed, Just Energy would not realize any anticipated benefits from the EdgePower Acquisition.

        There can be no assurance that even if the EdgePower Acquisition is completed that it will be completed on the same or similar terms to those set out in this Prospectus Supplement. In addition, the ongoing business of Just Energy may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing the EdgePower Acquisition, and Just Energy could experience negative reactions from the financial markets, which could cause a decrease in the market price of Just Energy's securities, particularly if the market price reflects market assumptions that the EdgePower Acquisition will be completed or completed on certain terms. Just Energy may also experience negative reactions from its customers and employees and there could be negative impact on Just Energy's ability to attract future acquisition opportunities. Failure to complete the EdgePower Acquisition or a change in the terms of the EdgePower Acquisition could each have a material adverse effect on Just Energy's business, financial condition and results of operations.

Failure to successfully integrate EdgePower

        If the EdgePower Acquisition is completed, the success of the EdgePower Acquisition will depend, in part, on the ability of Just Energy to realize the anticipated benefits and synergies from integrating the business of EdgePower into the business of Just Energy. If Just Energy is not able to achieve these objectives, or is not able to achieve these objectives on a timely basis, the anticipated benefits of the EdgePower Acquisition may not be realized fully or at all. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits and synergies of the EdgePower Acquisition, and may also result in additional and unforeseen matters that require the attention of management, which could divert management's focus and Just Energy's resources from other strategic opportunities and operational matters. Failure to successfully integrate the business of EdgePower for any of these reasons could have a material adverse effect on Just Energy's business, financial condition and results of operations.

        In connection with the EdgePower Acquisition, some customers of Just Energy or EdgePower may delay or defer purchasing decisions, which could negatively impact the revenues, earnings, cash flows and expenses of Just Energy, regardless of whether the EdgePower Acquisition is completed. Just Energy may also be subject to liability claims in respect of EdgePower, including matters related to taxes, product or services liability, and regulatory proceedings. Any such claims could have a material adverse effect on Just Energy's business, financial condition and results of operations.

Share price volatility risk

        The Common Shares currently trade on the TSX and NYSE. The trading price of the Common Shares has in the past been, and may in the future be, subject to significant fluctuations. These fluctuations may be caused by events related or unrelated to Just Energy's operating performance and beyond its control. Factors such as actual or anticipated fluctuations in Just Energy's operating results (including as a result of seasonality and volatility caused by mark to market accounting for commodity contracts), fluctuations in the Common Shares prices of other companies operating in business sectors comparable to those in which Just Energy operates, outcomes of litigation or regulatory proceedings or changes in estimates of future operating results by securities analysts, among other things, may have a significant impact on the market price of the Common Shares. In addition, the stock market has experienced volatility, which often has been unrelated to the operating performance of the affected companies. These market fluctuations may materially and adversely affect the market price of the Common Shares, which may make it more difficult for shareholders to sell their Common Shares.

Cash dividends are not guaranteed

        The ability to pay dividends on Common Shares and the actual amount of dividends on Common Shares will depend upon numerous factors, including profitability, fluctuations in working capital, debt service requirements (including compliance with credit agreement obligations), additional issuance of senior preferred shares or indebtedness and the sustainability of margins. Cash dividends are not guaranteed and will fluctuate with the performance of Just Energy and the availability of cash liquidity from ongoing business operations.

Share ownership dilution

        Just Energy may issue an unlimited number of Common Shares without the approval of shareholders which would dilute existing shareholders' interests.

Enforcement of judgments against foreign persons may not be possible

        The Corporation is a corporation existing under the CBCA. Certain of the Corporation's directors and officers, and certain of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and a portion of their assets and of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of the Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Common Shares who reside in the United States to realize upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

Changes to U.S. federal income tax laws, including recently enacted U.S. tax reform legislation, could adversely affect our business or an investment in the Consideration Shares

        Changes to U.S. federal income tax rules and regulations could have material U.S. federal income tax consequences for the Corporation or an investment in the Consideration Shares. U.S. President Donald Trump signed into law on December 22, 2017 tax reform legislation that made significant changes to the U.S. federal income tax system including by, among other things, shifting the United States toward a more territorial tax system and imposing new taxes to combat erosion of the U.S. federal income tax base. Analysis and interpretation of this newly enacted legislation is preliminary and ongoing, and it is not currently clear how these recently enacted changes will affect us or how the capital markets will respond to this legislation. Investors should consult their tax advisors regarding these and any other possible legislative and administrative changes and the effect of such changes on the U.S. federal income tax treatment of the Corporation and their investment in the Consideration Shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the ownership and disposition of Consideration Shares distributed pursuant to this prospectus supplement.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the ownership and disposition of Consideration Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the ownership and disposition of Consideration Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of Consideration Shares.

        No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership and disposition of Consideration Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

        This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are available as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary.

U.S. Holders

        For purposes of this summary, the term "U.S. Holder" means a beneficial owner of our stock that participated in the Share Purchase Agreement and is for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax considerations applicable to the ownership and disposition of Consideration Shares received pursuant to the Share Purchase Agreement by U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Consideration Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Consideration Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Consideration Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; or (i) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Corporation. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Consideration Shares in connection with carrying on a business in Canada; (d) persons whose Consideration Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of Consideration Shares.

        If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds our stock, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of our stock by the partnership.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Consideration Shares

        The following discussion is subject, in its entirety, to the rules described below under the heading "Passive Foreign Investment Company Rules".

Distributions to U.S. Holders

        A U.S. Holder that receives a distribution, including a constructive distribution, with respect to Consideration Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Corporation, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Consideration Shares and thereafter as gain from the sale or exchange of such Consideration Shares. (See "Sale or Other Taxable Disposition of Consideration

Shares" below). However, the Corporation does not intend to maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by the Corporation with respect to Consideration Shares will constitute ordinary dividend income. Dividends received on Consideration Shares by corporate U.S. Holders will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention or Consideration Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for qualified dividend treatment and the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. If the Corporation is a PFIC, a dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Consideration Shares

        Upon the sale or other taxable disposition of Consideration Shares acquired pursuant to the Share Purchase Agreement, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Consideration Shares. Any gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the U.S. Holder's holding period in the Consideration Shares exceeds one year.

        Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

        If the Corporation were to constitute a "passive foreign investment company" ("PFIC") for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the ownership and disposition of Consideration Shares. Based on current business plans and financial expectations, the Corporation expects that it should not be a PFIC for its current tax year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Corporation has never been, and will not become, a PFIC for any tax year during which U.S. Holders hold Consideration Shares.

        In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

        The Corporation generally will be a PFIC if, after the application of certain "look-through" rules with respect to subsidiaries in which the Corporation holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Corporation for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Corporation's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

        If the Corporation were a PFIC in any tax year during which a U.S. Holder held Consideration Shares, such U.S. Holder generally would be subject to special rules with respect to "excess distributions" made by the Corporation on the Consideration Shares and with respect to gain from the disposition of Consideration Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Consideration Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Corporation during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Consideration Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Consideration Shares ratably over its holding period for Consideration Shares, as applicable. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

        While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. U.S. Holders should be aware that, for each tax year, if any, that the Corporation is a PFIC, the Corporation can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Corporation or any subsidiary that also is classified as a PFIC.

        U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Consideration Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

        Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their "net investment income", which includes dividends on Consideration Shares, and net gains from the disposition of Consideration Shares. Special rules apply to PFICs. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of Consideration Shares.

Receipt of Foreign Currency

        The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Consideration Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

        Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Consideration Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source". Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons own, directly or indirectly, 50 percent or more of the voting power or value of the foreign corporation's common shares. If a portion of any dividends paid with respect to Consideration Shares are treated as U.S. source income under these rules, it may limit the ability of a U.S. Holder to claim a foreign tax credit for Canadian withholding taxes imposed in respect of such dividend. In addition, the amount of a distribution with respect to Consideration Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. With respect to gains recognized on the sale of stock of a foreign corporation by a U.S. Holder, such gains are generally treated as U.S. source for purposes of the foreign tax credit. These limitations are calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

        Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Consideration Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

        Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of Consideration Shares will generally be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

        The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

        THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF CONSIDERATION SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

 TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed or will be filed with the SEC as part of the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus are a part:

  •
  the documents listed under "Documents Incorporated by Reference";

  •
  the consent of the Corporation's auditors, Ernst & Young LLP; and

  •
  powers of attorney pursuant to which amendments to the Registration Statement may be signed.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution".

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the corporate secretary of Just Energy Group Inc. at First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario, Canada, M5X 1E1, telephone: 1-416-367-2452 and are also available electronically at www.sedar.com or www.sec.gov.

New Issue	January 4, 2018

SHORT FORM BASE SHELF PROSPECTUS

JUST ENERGY GROUP INC.

$1,000,000,000

Common Shares

Preferred Shares
Subscription Receipts
Warrants
Debt Securities
Share Purchase Contracts
Units

We may, from time to time, during the 25-month period that this short form base shelf prospectus, including any amendments hereto (the "Prospectus"), remains valid, offer for sale up to $1,000,000,000 (or the equivalent in other currencies or currency units determined at the time of issue) of: (i) common shares ("Common Shares"); (ii) preferred shares ("Preferred Shares") issuable in one or more series; (iii) subscription receipts ("Subscription Receipts"); (iv) warrants (the "Warrants"); (v) senior or subordinated secured or unsecured debt securities ("Debt Securities"); (vi) share purchase contracts ("Share Purchase Contracts"); and (vii) units comprised of one or more of the other securities described in this Prospectus ("Units" and together with the Common Shares, Preferred Shares, Subscription Receipts, Warrants and Share Purchase Contracts, the "Securities").

        We are permitted, pursuant to the multi-jurisdictional disclosure system adopted by the United States and Canada (the "MJDS"), to prepare this Prospectus in accordance with Canadian disclosure requirements. Purchasers of Securities in the United States should be aware that such requirements are different from those of the United States. Our financial statements incorporated herein by reference have been prepared under International Financial Reporting Standards ("IFRS") as adopted by the International Accounting Standards Board and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to the financial statements of U.S. companies.

        Prospective purchasers of Securities should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and Canada. Such consequences for prospective purchasers of Securities who are residents in, or citizens of, the United States or Canada may not be fully described herein. Prospective purchasers of Securities should read the tax discussion contained in any applicable Prospectus Supplement (as defined below) with respect to a particular offering of Securities.

        The ability of a purchaser of Securities to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the federal laws of Canada, a number of our directors and officers and most of the experts named in this Prospectus are residents of Canada, and a substantial portion of our assets and all or a significant portion of the assets of those persons are located outside of the United States. See "Enforceability of Civil Liabilities by U.S. Investors".

        An investment in Securities involves significant risks that should be carefully considered by prospective purchasers before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective purchasers in connection with any investment in Securities. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements".

        Neither the United States Securities and Exchange Commission (the "SEC") nor any state securities commission or Canadian securities regulator has approved or disapproved the Securities offered hereby or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

        We may offer Securities in such amount as we may determine in light of market conditions and other factors that we deem relevant. The specific variable terms of any offering of Securities will be set forth in one or more prospectus supplements (each, a "Prospectus Supplement") to this Prospectus including without limitation: (i) in the case of Common Shares, the number of Common Shares offered, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price (in the event the offering is a non-fixed price distribution) and any other terms specific to the Common Shares being offered; (ii) in the case of Preferred Shares, the series, the number of Preferred Shares offered, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price (in the event the offering is a non-fixed price distribution), any dividend rate and the related dividend payment dates, any terms for redemption at our option or at the option of the holder, any exchange or conversion terms and any other terms specific to the Preferred Shares being offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the issue price, the terms, conditions and procedures for the exchange of the Subscription Receipts, the amount and type of securities that holders thereof will receive upon exchange thereof and any other terms specific to the Subscription Receipts being offered; (iv) in the case of Warrants, the number of Warrants offered, the issue price, the terms, conditions and procedures for the exercise of the Warrants, the amount and type of securities that holders thereof will receive upon exercise thereof and any other terms specific to the Warrants being offered; (v) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit in which the Debt Securities will be issued, the maturity date, interest provisions (if applicable), authorized denominations, the offering price, covenants, events of default, any terms for redemption at our option or the option of the holder, any sinking fund provisions, any exchange or conversion terms, whether payment on the Debt Securities will be senior or subordinated to our other indebtedness and any other terms specific to the Debt Securities being offered; (vi) in the case of Share Purchase Contracts, whether the Share Purchase Contracts obligate the holder thereof to purchase or sell Common Shares or Preferred Shares, as applicable, and the nature and amount of each of those Securities and any other terms specific to the Share Purchase Contracts being offered; and (vii) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units and any other terms specific to the Units being offered. The Securities may be offered separately or together in any combination (including in the form of Units). A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the parameters described in this Prospectus.

        Information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

        Our Common Shares and 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (the "Series A Preferred Shares") are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the symbol "JE" and "JE.PR.U", respectively, and on the New York Stock Exchange ("NYSE") under the symbol "JE" and "JE PR A", respectively. Our 5.75% convertible unsecured subordinated debentures (the "5.75% Debentures") and our 6.75% convertible unsecured subordinated debentures (the "6.75% Debentures") are listed on the TSX under the symbols "JE.DB.B" and "JE.DB.C", respectively. Our 6.5% convertible unsecured senior subordinated bonds (the "6.5% Bonds") are listed on the Professional Securities Market of the London Stock Exchange (the "LSE") under the symbol "48IL". On January 3, 2018, being the last trading day prior to the date of this Prospectus, the closing price of the Common Shares, the Series A Preferred Shares, the 5.75% Debentures and the 6.75% Debentures on the TSX was $5.48, US$24.99, $100.00 and $100.00, respectively, and the closing price for the Common Shares and the Series A Preferred Shares on the NYSE was US$4.38 and US$24.70, respectively. To date there has been no trading of the 6.5% Bonds on the LSE.

        Unless a Prospectus Supplement provides otherwise, any offering of Preferred Shares, Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units will be a new issue of Securities with no established trading market and, accordingly, such Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is no market through which the Preferred Shares (other than Series A Preferred Shares), Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such Securities in the secondary market (if any), the transparency and availability of trading prices (if any), the liquidity of such Securities, and the extent of issuer regulation. See "Risk Factors".

        We may sell the Securities to underwriters or dealers purchasing as principal, directly to one or more purchasers pursuant to applicable statutory exemptions, or through underwriters, dealers or agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged by us in connection with the offering and sale of such Securities, and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

        Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities.

        To the extent permitted by applicable law, in connection with any underwritten offering of Securities, other than transactions that are deemed to be "at-the-market distributions" in accordance with National Instrument 44-102—Shelf Distributions, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

        No underwriter, dealer or agent in Canada or the United States has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

        This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.

        The offering of Securities may be subject to approval of certain legal matters on our behalf by Fasken Martineau DuMoulin LLP with respect to Canadian legal matters, and Andrews Kurth Kenyon LLP with respect to United States legal matters.

        Deborah Merril, James W. Lewis, Patrick McCullough, R. Scott Gahn, Brett A. Perlman and William Weld reside outside of Canada and have appointed the Corporation, 100 King Street West, Suite 2630, Toronto, Ontario, Canada M5X 1E1, as agent for services of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for services of process in Canada.

        Our head office is located at 6345 Dixie Road, Suite 400, Mississauga, Ontario L5T 2E6. The registered office of the Corporation is located at 100 King Street West, Suite 2630, Toronto, Ontario M5X 1E1.

C-1

ABOUT THIS PROSPECTUS

        In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, "$" means lawful currency of Canada and "US dollars" or "US$" means lawful currency of the United States.

        Unless otherwise indicated or the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to "Just Energy", the "Corporation", "we", "us", and "our" mean Just Energy Group Inc. and its consolidated subsidiaries including any consolidated partnerships of which the Corporation or any of its subsidiaries are partners.

        This Prospectus provides a general description of the Securities that we may offer. Each time we offer and sell Securities under this Prospectus, we will provide prospective purchasers of such Securities with a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, prospective purchasers of Securities should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under "Documents Incorporated by Reference".

        This Prospectus does not contain all of the information set forth in the Corporation's registration statement on Form F-10 (the "Registration Statement"), certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and the Securities.

        Information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be made available together with this Prospectus.

        Prospective purchasers of Securities should rely only on the information contained in or incorporated by reference in this Prospectus or an applicable Prospectus Supplement and on the other information included in the Registration Statement of which this Prospectus forms a part. We have not authorized anyone to provide prospective purchasers of Securities with different or additional information. We are not making an offer to sell these Securities in any jurisdiction where the offer or sale is not permitted by law. Prospective purchasers of Securities should not assume that the information in this Prospectus, any applicable Prospectus Supplement or any documents incorporated by reference is accurate as of any date other than the respective dates of those documents, as our business, results of operations, financial condition and prospects may have changed since those dates. This Prospectus should not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. The Corporation does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws.

 DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the Provinces of Canada, which have also been filed with, or furnished to, the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from our corporate secretary at First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario M5X 1E1 (telephone: 1-416-367-2998) and are also available electronically at www.sedar.com and in the United States through the SEC's website at www.sec.gov.

C-2

        The following documents filed with securities commissions or similar authorities in each of the Provinces of Canada in which this Prospectus has been filed are incorporated by reference into and form an integral part of this Prospectus:

  (a)
  the management proxy circular of the Corporation dated May 26, 2017 for the annual and special meeting of shareholders held on June 27, 2017 (the "2017 Circular");

  (b)
  the annual information form of the Corporation dated May 26, 2017 in respect of the year ended March 31, 2017 (the "AIF");

  (c)
  the audited comparative consolidated annual financial statements of the Corporation as at and for the year ended March 31, 2017, together with the notes thereto and the auditors' report thereon (the "Annual Financial Statements");

  (d)
  the management's discussion and analysis of financial condition and results of operations of the Corporation for the year ended March 31, 2017 (the "Annual MD&A");

  (e)
  the unaudited interim condensed consolidated financial statements of the Corporation as at and for the three and six months ended September 30, 2017, together with the notes thereto (the "Second Quarter Financial Statements"); and

  (f)
  the management's discussion and analysis of financial condition and results of operations of the Corporation for the three and six months ended September 30, 2017 (the "Second Quarter MD&A").

        Any document of the type referred to in Section 11.1 of Form 44-101F1 of National Instrument 44-101—Prospectus Distributions and all Prospectus Supplements (only in respect of the offering of Securities to which that particular Prospectus Supplement relates) subsequently filed by us with the securities commissions or similar regulatory authorities in the relevant provinces of Canada after the date of this Prospectus and prior to the termination of the offering of any Securities under any Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent that any similar document or information incorporated by reference into this Prospectus is filed by us with, or furnished to, the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part.

        Upon a new annual information form and related annual financial statements and management's discussion and analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form and all annual financial statements, interim financial statements, accompanying management's discussion and analysis, and material change reports filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon interim financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, all interim financial statements and the accompanying management's discussion and analysis filed prior to the new interim financial statements shall be deemed to no longer be incorporated in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new management information circular relating to an annual meeting of shareholders being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, the management information circular for the preceding annual meeting of shareholders shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

C-3

        Any statement contained in this Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference herein or to constitute a part of this Prospectus.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus, including certain documents incorporated by reference in this Prospectus, contains forward-looking statements and forward-looking information (collectively, the "forward-looking statements") within the meaning of applicable securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words (including negative and grammatical variations thereof) suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Prospectus and the documents incorporated by reference into this Prospectus include, but are not limited to statements pertaining to: the terms of the Securities to be issued and the description thereof in the applicable Prospectus Supplement; the use of proceeds from any offering of Securities; the form of certificates representing the Securities; the availability of a trading market for the Securities; customer revenues and margins; customer additions and renewals; customer attrition; customer consumption levels; the Corporation's ability to compete successfully; the treatment of governmental regimes; the Corporation's EBITDA and Funds from Operations (see "Non-IFRS Measures"); litigation against the Corporation and/or its subsidiaries; the Corporation's ability to declare and pay dividends and the timing thereof; the Corporation's internal projections, estimates or beliefs concerning, among other things, an outlook on the estimated amounts and timing of the payment of dividends, capital expenditures, anticipated future debt levels and revenues; and or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This information involves known or unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. In addition, this Prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. See also"Forward-Looking Statements" in the AIF, the Annual MD&A and the Second Quarter MD&A, which are incorporated by reference into this Prospectus and which are available at www.sedar.com and through the SEC's website at www.sec.gov for further information with respect to forward-looking statements.

        Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Prospectus and in certain documents incorporated by reference herein include, but are not limited to: general economic and business conditions in North America and globally; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions, attrition and renewals; fluctuations in natural gas and electricity prices and interest and exchange rates; actions taken by governmental authorities, including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs; dependence on suppliers; risks inherent in marketing operations, including credit risk; potential delays or changes in

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plans with respect to capital expenditures and the availability of capital on acceptable terms; availability of sufficient financial resources to fund the Corporation's capital expenditures; inability to obtain required consents, permits or approvals; incorrect assessments of the value of acquisitions; failure of the Corporation to realize the anticipated benefits of any acquisition; known or unknown liabilities acquired pursuant to acquisitions; volatility in the stock markets and in market valuations; competition for, among other things, customers, supply, capital and skilled personnel; the results of litigation; dependence on certain suppliers; and the other factors described under "Risk Factors" in this Prospectus, and in the AIF and the Annual MD&A, which are incorporated by reference herein, and described in other filings made by the Corporation with Canadian securities regulatory authorities.

        By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. The factors listed above should be considered carefully and we caution prospective purchasers of Securities not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Further information regarding these factors may be found under the heading "Risk Factors" in this Prospectus, the AIF and the Annual MD&A, and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.

        Prospective purchasers of Securities are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. No assurance can be given that the expectations reflected in the forward-looking statements contained in this Prospectus will prove to be correct. Furthermore, the forward-looking statements contained in this Prospectus are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus, including the documents incorporated by reference herein, are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION

        We have filed with the SEC a Registration Statement under the United States Securities Act of 1933, as amended (the "1933 Act") with respect to the Securities of which this Prospectus forms a part. This Prospectus does not contain all of the information set out in the Registration Statement. For further information about us and the Securities, we advise United States prospective purchasers of Securities to refer to the Registration Statement and its exhibits. See "Documents Filed as Part of the Registration Statement."

        We are subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance with those requirements, we file and furnish reports and other information with the SEC and with the securities regulatory authorities of the provinces of Canada. Under the MJDS, we generally may prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers and directors, and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

        The reports and other information filed and furnished by us with the SEC may be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that we

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file electronically with it, including the Registration Statement that we have filed with respect to the Securities.

        Copies of reports, statements and other information that we file with the Canadian provincial securities regulatory authorities are electronically available under the Corporation's profile at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

        We are a corporation incorporated under, and governed by, the Canada Business Corporations Act (the "CBCA"). A number of our directors and officers, and most of the experts named in this Prospectus, including the documents incorporated by reference herein, are residents of Canada or otherwise reside outside the United States, and a substantial portion of their assets and our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. There may be doubt as to the enforceability, in original actions in Canadian courts, of liabilities predicated upon the United States federal or state securities laws or other laws of the United States and as to the enforceability in Canadian courts of the judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal or state securities laws or other laws of the United States.

        We filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Corporation Service Company, 1090 Vermont Avenue N.W., Washington, D.C., 20005, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus and any Prospectus Supplement.

NON-IFRS MEASURES

        The documents incorporated by reference herein refer to certain financial measures that are not determined in accordance with IFRS or U.S. generally accepted accounting principles ("U.S. GAAP"), including the financial measures "EBITDA", "Base EBITDA", "Funds from Operations", "Base Funds from Operations", "Base Funds from Operations Payout Ratio", and "Embedded gross margin". These financial measures do not have standardized meanings prescribed by IFRS or U.S. GAAP and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS or U.S. GAAP, but we believe these measures are useful in providing relative performance and measuring change. Definitions of non-IFRS financial measures used by the Corporation are found under the heading "Key Terms" in the Annual MD&A.

PRESENTATION OF FINANCIAL INFORMATION

        Unless indicated otherwise, financial information in this Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with IFRS which differs in some significant respects from U.S. GAAP and thus this financial information may not be comparable to the financial statements of U.S. companies.

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CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        We report in Canadian dollars. Accordingly, all references to "$", "Cdn.$" or "Canadian dollars" included or incorporated by reference into this Prospectus refer to Canadian dollar values. References to "U.S.$" or "United States dollars" are used to indicate United States dollar values.

        The rate of exchange on January 3, 2018 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn.$1.00 equals U.S.$0.7979 and for the conversion of United States dollars into Canadian dollars was U.S.$1.00 equals Cdn.$1.2533.

        The following table sets forth, for each of the periods indicated, the high, low and average spot rates for U.S.$1.00 in terms of Canadian dollars, as reported by the Bank of Canada.

	Six months ended September 30, 2017 (Cdn.$)	Six months ended September 30, 2016 (Cdn.$)	Fiscal year ended March 31, 2017 (Cdn.$)	Fiscal year ended March 31, 2016 (Cdn.$)
High	1.3743	1.3248	1.3582	1.4589
Low	1.2128	1.2544	1.2544	1.1951
Average	1.2992	1.2979	1.3126	1.3114

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JUST ENERGY GROUP INC.

        Just Energy is an energy management solutions provider specializing in electricity and natural gas commodities, energy efficient solutions and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Germany and Japan, Just Energy serves approximately 1.5 million residential and commercial customers. The Corporation offers a wide range of energy products including long-term fixed-price, variable rate, and flat bill programs, home energy management services, including LED retrofits, thermostats and smart irrigation controllers, as well as renewable energy solutions, such as carbon offsets and renewable energy certificates. The Corporation markets its products and services under the following brands: Amigo Energy, Just Energy, Hudson Energy, GreenStar Energy, Tara Energy, Just Energy Advanced Solutions, Terrapass and Interactive Energy Group.

        By fixing the price of electricity or natural gas under its fixed-price energy contracts for a period of up to five years, Just Energy's customers offset their exposure to changes in the price of these essential commodities. Variable rate and indexed products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat bill products offer a consistent price regardless of usage. The Corporation derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the price at which it purchases the associated volumes from its commodity suppliers as well as from margins obtained through the sale of home energy management services and products. Under the Corporation's TerraPass brand, through carbon offset and Renewable Energy Credits programs, customers can reduce the negative impact of their own day-to-day energy consumption. In certain markets, the Corporation bundles smart thermostats with its other services, which it believes increases customer loyalty and margins. The Corporation launched its Just Energy Perks program in 2016 which allows customers to gain points used to purchase energy efficient products or gift cards from its partner, Energy Earth. In the fall of 2017, the Corporation launched its energy broker business under the brand Interactive Energy Group, which markets energy solutions to businesses for multiple suppliers. Just Energy also provides LED retrofit services in certain territories including Ontario and Texas.

        Just Energy is a corporation incorporated under the CBCA. The head office of the Corporation is located at 6345 Dixie Road, Suite 400, Mississauga, Ontario, L5T 2E6 and its registered office is located at First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario, M5X 1E1.

        For further information regarding the Corporation and its subsidiaries and their respective business activities, see the AIF and the other documents incorporated by reference herein.

 RISK FACTORS

        An investment in the Securities is subject to various risks including those risks inherent to our business. Prospective purchasers of Securities should carefully consider the risk factors contained in the documents incorporated by reference in this Prospectus (including subsequently filed documents incorporated herein by reference) including in the risk factors section contained in our most recent AIF and our most recently filed Annual MD&A and those described in any Prospectus Supplement relating to a specific offering of Securities. The risks and uncertainties described therein are not the only ones we face. Additional risks and uncertainties, including those of which we are currently unaware or deem immaterial, may adversely affect our business, financial condition or results of operations.

        In addition, the following risk factors relate to the Securities qualified by this Prospectus.

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Except with respect to the Series A Preferred Shares, there is no existing trading market for the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units and there can be no assurance that a liquid market will develop or be maintained.

        Except with respect to the Series A Preferred Shares, there is no existing trading market for the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units. As a result, there can be no assurance that a liquid market will develop or be maintained for those Securities, or that a purchaser will be able to sell any of those Securities at a particular time (or at all). Except with respect to the Series A Preferred Shares, the Corporation may not list the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units on any Canadian or U.S. securities exchange.

Debt Securities may be unsecured debt of the Corporation.

        Debt Securities may be unsecured debt of the Corporation and may rank equally in right of payment with all other existing and future unsecured debt of the Corporation. Unless guaranteed, Debt Securities may be subordinated to all existing and future secured debt of the Corporation to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured Debt Securities. In that event, a holder of unsecured Debt Securities may not be able to recover any principal or interest due to it under such Debt Securities.

Our management will have certain discretion concerning the use of proceeds.

        The Corporation's management will have certain discretion concerning the use of proceeds of an offering under any Prospectus Supplement as well as the timing of the expenditure of the net proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of Securities under any Prospectus Supplement. Management may use the net proceeds of any offering of Securities under any Prospectus Supplement in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

USE OF PROCEEDS

        The net proceeds to be derived from the sale of Securities will be the issue price thereof less any commission paid in connection therewith and the expenses relating to the particular offering of Securities. The net proceeds to us from any offering of Securities, the proposed use of those proceeds and the specific business objectives that we wish to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement. There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Corporation spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under "Risk Factors" and any other factors set forth in the applicable Prospectus Supplement. We may invest funds which we do not immediately use. Such investments may include short-term marketable investment grade securities. Details of any such investment, if applicable, will be set forth in the applicable Prospectus Supplement. We may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

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CONSOLIDATED CAPITALIZATION

        There have been no material changes in our share and loan capital, on a consolidated basis, since the date of the Second Quarter Financial Statements which have not been disclosed in this Prospectus or the documents incorporated by reference herein.

EARNINGS COVERAGE RATIOS

        Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities pursuant to such Prospectus Supplement.

PRIOR SALES

        The Corporation issued the following securities during the 12 month period prior to the date of this Prospectus.

Restricted Share Grants and Performance Bonus Grants

        Restricted share grants ("RSGs") are made under the Corporation's 2010 Restricted Share Grant Plan, as amended from time to time. Performance Bonus Grants ("PBGs") are made under the Corporation's 2013 Performance Bonus Incentive Plan, as amended from time to time. The grant date value of the RSGs and PBGs is generally based on the simple average closing price of the Common Shares on the TSX for the five or ten trading days prior to the grant date.

        The following table describes the number of RSGs and PBGs granted during the 12 month period prior to the date of this Prospectus and the grant value of such RSGs and PBGs.

Date of Grant	Number of RSGs/PBGs Granted	Grant Date Value
February 8, 2017	59,200	$7.94
May 26, 2017	2,369,530	$7.08
August 9, 2017	5,000	$6.66
September 5, 2017	30,000	$7.20

Deferred Share Grants

        In lieu of a portion of their cash compensation, our non-management directors receive deferred share grants ("DSGs") at the end of each quarter under our 2010 Directors' Compensation Plan, as amended from time to time. The number of DSGs granted to a director is determined by dividing the amount of compensation being paid in DSGs by the simple average closing price of the Common Shares on the TSX for the ten trading days preceding the quarter end.

        The following table describes the number of DSGs granted to our non-management directors during the previous four fiscal quarters and the ten trading day simple average closing price of the Common Shares used to determine the number of DSGs granted.

Quarter Ended	Total Number of DSGs Granted	10 Day Average Closing Price
March 31, 2017	5,401	$8.20
June 30, 2017	6,250	$6.99
September 30, 2017	5,288	$6.98
December 31, 2017	6,729	$5.50

        In addition to the above, our directors receive grants of additional DSGs in lieu of the monthly cash dividends otherwise payable on the Common Shares underlying their DSGs. The number of additional DSGs granted to a director is determined by dividing the aggregate amount of the dividend that would have been paid on such director's DSGs if they had been issued as Common Shares by the simple average closing price of the Common Shares for the last ten trading days of the month in respect of which such dividend is otherwise payable. An aggregate of 6,624 additional DSGs were

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granted to our directors from January 1, 2017 to December 31, 2017 in lieu of the dividends that otherwise would have been paid on the Common Shares underlying their DSGs.

Common Shares

        The following table describes the number of Common Shares issued by the Corporation during the 12 month period prior to the date of this Prospectus.

Date of Issuance	Number of Common Shares Issued	Price
March 16, 2017	34,978	N/A	(1)
March 31, 2017	5,921	N/A	(1)
June 9, 2017	1,130,114	N/A	(1)
June 16, 2017	326,946	N/A	(1)
September 18, 2017	59,770	N/A	(1)
December 15, 2017	480	N/A	(1)
December 18, 2017	1,451	N/A	(1)
December 19, 2017	45,872	N/A	(1)

Note:

(1)
Common Shares issued in exchange for the same number of RSGs, PBGs and/or DSGs for no additional consideration.

Series A Preferred Shares

        The following table describes the number of Series A Preferred Shares issued by the Corporation during the 12 month period prior to the date of this Prospectus.

Date of Issuance	Number of Series A Preferred Shares Issued	Price
February 7, 2017	4,040,000	US$	25.0000	(1)
May 2, 2017	12,222	US$	26.2369	(2)
May 3, 2017	23,922	US$	26.0286	(2)
May 4, 2017	3,000	US$	26.0420	(2)
May 8, 2017	160	US$	26.0000	(2)
May 10, 2017	19,084	US$	26.0054	(2)
June 1, 2017	4,348	US$	26.0271	(2)
June 2, 2017	38,252	US$	26.0017	(2)
June 5, 2017	200	US$	26.0000	(2)
June 6, 2017	2,152	US$	26.0051	(2)
June 7, 2017	6,010	US$	26.0021	(2)
June 8, 2017	14,300	US$	26.0000	(2)
September 13, 2017	26,200	US$	26.0181	(2)
September 26, 2017	100	US$	26.0000	(2)

Notes:

(1)
Represents the price to the public disclosed on the cover of the prospectus supplement dated January 30, 2017.

(2)
Represents the average sales price for the Series A Preferred Shares sold by B. Riley FBR, Inc. (formerly known as FBR Capital Markets & Co.) ("FBR") under the at-the-market issuance sales agreement between Just Energy and FBR dated May 2, 2017 on the dates specified.

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PRICE RANGE AND TRADING VOLUME

Common Shares

        The Common Shares are listed on the TSX and NYSE under the trading symbol "JE". The following table sets forth certain trading information for the Common Shares for the periods indicated.

				NYSE
	TSX
				High (US$)	Low (US$)
Period(1)	High ($)	Low ($)	Volume			Volume
2017
January	7.77	7.09	5,498,955	5.94	5.36	3,449,764
February	7.94	7.37	6,036,596	6.04	5.63	2,956,068
March	8.44	7.61	5,692,403	6.35	5.70	3,232,976
April	8.49	8.16	3,468,396	6.34	5.98	2,309,123
May	8.62	7.01	8,163,415	6.29	5.21	3,563,695
June	7.23	6.38	8,475,286	5.44	4.83	4,105,014
July	6.95	6.31	4,375,027	5.51	4.90	2,393,520
August	7.25	6.47	5,541,505	5.78	5.11	2,939,096
September	7.25	6.78	6,163,168	5.89	5.49	3,523,499
October	7.45	7.01	3,506,626	5.91	5.44	3,049,788
November	7.25	5.23	9,583,471	5.62	4.08	4,044,159
December	5.90	5.16	15,779,192	4.54	4.06	4,886,443
2018
January 1 to 3	5.60	5.40	576,012	4.47	4.32	423,837

Note:

(1)
High and low price based on intraday high and low trading prices. Source for TSX data in the above table is the TSX. Source for NYSE data in the above table is Capital IQ.

        On January 3, 2018, being the last trading day prior to the date of this Prospectus, the closing price of the Common Shares was $5.48 on the TSX and US$4.38 on the NYSE (as reported by such stock exchanges).

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Series A Preferred Shares

        The Series A Preferred Shares are listed on the TSX and NYSE under the trading symbols "JE.PR.U" and "JE PR A", respectively. The following table sets forth certain trading information for the Series A Preferred Shares for the periods indicated.

	TSX			NYSE
Period(1)	High (US$)	Low (US$)	Volume	High (US$)	Low (US$)	Volume
2017
February 16 to 28	25.30	24.68	58,935	24.97	24.79	381,825
March	25.00	24.20	21,458	24.97	24.24	594,591
April	27.01	25.02	32,465	26.41	25.14	1,131,084
May	27.15	25.76	3,340	26.50	25.82	288,678
June	25.91	25.01	3,168	25.97	25.12	367,141
July	25.45	25.01	875	25.50	25.19	160,494
August	25.45	25.45	510	25.59	25.20	146,652
September	26.24	26.00	7,600	25.96	25.67	128,031
October	26.49	26.00	2,830	26.30	25.88	93,678
November	26.00	24.00	11,113	26.40	23.05	227,392
December	24.55	23.86	8,426	25.05	23.60	169,068
2018
January 1 to 3	24.99	24.99	400	24.85	24.50	25,635

Note:

(1)
High and low price based on intraday high and low trading prices. Source for TSX data in the above table is the TSX. Source for NYSE data in the above table is Capital IQ.

        On January 3, 2018, the last trading day prior to the date of this Prospectus, the closing price of the Series A Preferred Shares was US$24.99 on the TSX and US$24.70 on the NYSE (as reported by such stock exchanges).

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5.75% Debentures

        The 5.75% Debentures are listed on the TSX under the trading symbol "JE.DB.B". The following table sets forth certain trading information for our 5.75% Debentures for the periods indicated as reported by the TSX.

	5.75% Debentures(1)
Period(2)	High ($)	Low ($)	Volume
2017
January	103.00	99.25	23,580
February	101.25	100.24	27,855
March	100.95	100.30	26,290
April	101.50	100.50	11,090
May	102.50	100.00	19,860
June	102.25	100.49	15,550
July	101.98	100.50	17,620
August	101.00	100.10	7,820
September	100.64	100.20	17,090
October	100.60	100.25	12,770
November	101.00	99.00	22,785
December	100.50	98.97	15,345
2018
January 1 to 3	100.00	100.00	490

Notes:

(1)
Price per $100.00 principal amount of the 5.75% Debentures.

(2)
High and low price based on intraday high and low trading prices. Source for data in the above table is the TSX.

        On January 3, 2018, the last trading day prior to the date of this Prospectus, the closing price of the 5.75% Debentures on the TSX was $100.00 (as reported by such stock exchange).

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6.75% Debentures

        The 6.75% Debentures are listed on the TSX under the trading symbols "JE.DB.C". The following tables set forth certain trading information for our 6.75% Debentures for the periods indicated as reported by the TSX.

	6.75% Debentures(1)
Period(2)	High ($)	Low ($)	Volume
2017
January	103.68	100.96	37,350
February	105.00	103.56	26,670
March	107.00	103.75	29,950
April	107.35	105.01	30,520
May	108.50	103.00	44,860
June	104.50	102.02	25,460
July	103.00	100.99	15,630
August	104.01	101.50	20,500
September	103.50	102.75	24,330
October	104.01	102.81	7,270
November	103.61	98.75	52,450
December	100.50	97.50	28,050
2018
January 1 to 3	100.50	99.76	1,390

Notes:

(1)
Price per $100.00 principal amount of the 6.75% Debentures.

(2)
High and low price based on intraday high and low trading prices. Source for data in the above table is the TSX.

        On January 3, 2018, the last trading day prior to the date of this Prospectus, the closing price of the 6.75% Debentures on the TSX was $100.00 (as reported by such stock exchange).

6.5% Bonds

        The 6.5% Bonds were listed on the Professional Securities Market of the LSE under the trading symbol 48IL on June 12, 2014. To date the LSE has not reported any trading activity.

SHARE CAPITAL

        The authorized share capital of the Corporation consists of an unlimited number of Common Shares and 50,000,000 Preferred Shares (of which an aggregate of 10,000,000 Series A Preferred Shares have been authorized) of which, as of January 1, 2018, 146,900,344 Common Shares and 4,189,950 Series A Preferred Shares were issued and outstanding.

DESCRIPTION OF COMMON SHARES

        Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the Corporation and to one vote per share at such meetings (other than meetings of another class of shares of the Corporation). The holders of Common Shares are, at the discretion of our board of directors ("Board" or "Board of Directors") and subject to the preferences accorded to the holders of Preferred Shares and any other shares of the Corporation ranking senior to the Common Shares from time to time, as well as applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares.

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Dividends

        Our dividend policy provides that the amount of cash dividends, if any, to be paid on the Common Shares, is subject to the discretion of our Board of Directors and may vary depending on a variety of factors, including: (i) the prevailing economic and competitive environment; (ii) our results of operations and earnings; (iii) financial requirements for our operations and growth; (iv) the satisfaction of solvency tests imposed by the CBCA for the declaration and payment of dividends; (v) contractual restrictions and financing agreement covenants; and (vi) other relevant factors and conditions existing from time to time. It is the current intention of the Board of Directors to pay a dividend on our outstanding Common Shares of $0.50 annually ($0.125 quarterly) per Common Share. There is no guarantee that we will maintain this dividend policy.

        Shareholders of record on a dividend record date are entitled to receive dividends paid by us in respect of that month. Cash dividends are generally made on the last business day of the calendar month to the shareholders of record on the 15th day of such month or the first business day thereafter.

DESCRIPTION OF PREFERRED SHARES

        Our Board may at any time in accordance with the CBCA issue Preferred Shares in one or more series, each series to consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board prior to such issuance. Except where specifically provided by the CBCA, the holders of the Preferred Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting. The holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time, to be paid rateably with holders of each other series of Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

        In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of its assets among its shareholders, the holders of the Preferred Shares and Common Shares shall be entitled, after payment of all liabilities of the Corporation, to share in all remaining assets of the Corporation as follows:

  (a)
  the holders of the Preferred Shares shall be entitled in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time, to be paid rateably with holders of each other series of Preferred Shares in the amount, if any, specified as being payable preferentially to the holders of such series; and

  (b)
  the holders of the Common Shares shall be entitled, subject to the preferences accorded to holders of Preferred Shares and any other shares of the Corporation ranking senior to the Common Shares from time to time, to share equally, share for share, in the remaining property of the Corporation.

Series A Preferred Shares

        The first series of Preferred Shares consists of up to 10,000,000 Series A Preferred Shares.

        The Series A Preferred Shares rank senior to the Common Shares and to any other equity securities the terms of which specifically provide that they rank junior to the Preferred Shares. The Series A Preferred Shares shall rank junior to the Corporation's existing and future indebtedness.

        Except as provided by applicable law and as described below, holders of Series A Preferred Shares have no voting rights and shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation. Holders of Series A Preferred Shares are entitled to vote separately as a class to: (a) amend, alter or repeal any provisions of the Corporation's articles relating to the Series A Preferred Shares to affect materially and adversely the rights, privileges, restrictions or conditions of the Series A Preferred Shares; or (b) authorize, create or increase the authorized amount

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of, any class or series of shares having rights senior to the Series A Preferred Shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up.

        Holders of the Series A Preferred Shares are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends. During each dividend period from, and including, the date of original issuance to, but not including, March 31, 2022, dividends on the Series A Preferred Shares will accrue at the rate of 8.50% per annum of US$25.00 per Series A Preferred Share. During each dividend period from, and including, March 31, 2022, to, but not including, March 31, 2027, dividends on the Series A Preferred Shares will accrue at an annual rate equal to the sum of (i) 6.48% plus the Mid Market Swap Rate (as such term is defined under "Glossary" in the AIF) as calculated on the immediately preceding dividend payment date and (ii) 0.50% of US$25.00 per Series A Preferred Share. During each dividend period from and including March 31, 2027, and thereafter, dividends on the Series A Preferred Shares will accrue at an annual rate equal to the sum of (i) 6.48% plus the Mid Market Swap Rate as calculated on the immediately preceding dividend payment date and (ii) 1.00% of US$25.00 per Series A Preferred Share. Dividends on each Series A Preferred Share shall accrue daily and be cumulative from, and including, the later of the date of original issue of such Series A Preferred Share and the last dividend payment date on which dividends were paid on such Series A Preferred Share, and shall be payable quarterly on the last day of each March, June, September and December (each, a "dividend payment date").

        On and after March 31, 2022, the Corporation may, at its option, upon not less than 30 nor more than 60 days written notice, redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price per Series A Preferred Share equal to US$25.00 per Series A Preferred Share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. Upon the occurrence of a change of control (as defined in the articles of the Corporation) (i) at any time on or after March 31, 2022, and (ii) provided that there is not a credit document prohibiting the same, the Corporation may, at its option, upon not less than 30 nor more than 60 days written notice, redeem the Series A Preferred Shares, in whole or in part, within 120 days after the first date on which such change of control occurred, for cash at a redemption price per Series A Preferred Share equal to the US$25.00 per Series A Preferred Share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the change of control conversion date, the Corporation has provided notice of redemption of some or all of the Series A Preferred Shares, the holders of Series A Preferred Shares will not have the change of control conversion right (as described below) with respect to the Series A Preferred Shares so called for redemption.

        Upon the occurrence of a change of control, each holder of Series A Preferred Shares will have the right (unless, prior to the change of control conversion date, the Corporation has provided or provides irrevocable notice of the Corporation's election to redeem the Series A Preferred Shares, in which case each such holder will only have the right with respect to the Series A Preferred Shares not called for redemption) to convert some or all of the Series A Preferred Shares held by such holder on the change of control conversion date into a number of Common Shares per Series A Preferred Share, which is equal to the lesser of (A) the quotient obtained by dividing (i) the sum of US$25.00 per Series A Preferred Share plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the change of control conversion date (unless the change of control conversion date is after a dividend record date for a dividend declared on the Series A Preferred Shares and prior to the corresponding dividend payment date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Share Price (as described below); and (B) 8.606 Common Shares.

        The "Common Share Price" will be (i) if the consideration to be received in the change of control by the holders of our Common Shares is solely cash, the amount of cash consideration per Common Share or (ii) if the consideration to be received in the change of control by holders of our Common Shares is other than solely cash (x) the average of the closing sale prices per Common Share (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in

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either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the change of control as reported on the principal U.S. securities exchange on which our Common Shares are then traded, or (y) the average of the last quoted bid prices for our Common Shares in the over-the-counter market as reported by OTC Market Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the change of control, if our Common Shares are not then listed for trading on a U.S. securities exchange, or (z) the average of the closing sales prices per Common Share (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the change of control as reported on the TSX (as converted to U.S. dollars based on the average of the noon rate of exchange reported by the Bank of Canada (or any successor(s) thereof) for the exchange of Canadian dollars to U.S. dollars for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control) if our Common Shares are not then listed for trading on a United States securities exchange or United States over-the-counter market.

        Upon the voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, after satisfaction of all liabilities and obligations to creditors of the Corporation and distribution of any assets of the Corporation to the holders of shares of the Corporation ranking senior to the Series A Preferred Shares, and before any distribution or payment shall be made to or set aside for the holders of our Common Shares or any other class or series of shares of the Corporation ranking junior to the Series A Preferred Shares, the holders of Series A Preferred Shares shall be entitled to receive out of our assets or proceeds thereof legally available for distribution to shareholders and subject to the rights of holders of any shares of the Corporation ranking on par to the Series A Preferred Shares, liquidating distributions in the amount of the liquidation preference, or US$25.00 per Series A Preferred Share, plus an amount equal to all dividends (whether or not declared) accrued and unpaid thereon to and including the date of payment. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Shares will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets or proceeds thereof are insufficient to pay in full the amount of the liquidating distributions on all outstanding Series A Preferred Shares and the amounts payable on all shares of the Corporation ranking senior to the Series A Preferred Shares and shares of the Corporation ranking on par to the Series A Preferred Shares, then after payment of the liquidating distribution on all outstanding Senior Shares, the holders of the Series A Preferred Shares and all other classes or series of shares of the Corporation ranking on par to the Series A Preferred Shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

        Subscription Receipts may be offered separately or together with other Securities. As at the date of this Prospectus, the Corporation has no Subscription Receipts outstanding.

        Subscription Receipts will be issued under a subscription receipt agreement entered into between us and an escrow agent (the "Escrow Agent"). The applicable Prospectus Supplement will include details of the agreement pursuant to which such Subscription Receipts will be created and issued. Subscription Receipts are a security of ours that will entitle the holders to receive Common Shares or other Securities or combination of Securities upon the satisfaction of certain conditions, typically the completion of an acquisition by us of the assets or securities of another entity. Subsequent to the offering of Subscription Receipts, all or a portion of the subscription proceeds for the Subscription Receipts are held in escrow by the Escrow Agent, pending the satisfaction of the conditions. Holders of Subscription Receipts are not shareholders. Holders of Subscription Receipts are only entitled to receive Common Shares or other Securities upon exchange or conversion of their Subscription Receipts in accordance with the terms thereof or, upon the occurrence of certain events as specified in an

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applicable Prospectus Supplement, to a return of the subscription price for the Subscription Receipts together with any payments in lieu of interest or other income earned on the subscription proceeds.

        The particular terms and provisions of Subscriptions Receipts offered under any Prospectus Supplement, and the extent to which the general terms and provisions described in this Prospectus may apply to those Subscription Receipts, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable: (i) the number of Subscription Receipts offered; (ii) the price and currency or currency unit at which the Subscription Receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares or other Securities; (iv) the number of Common Shares or other Securities that may be obtained upon exchange or conversion of each Subscription Receipt; (v) the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each other Security; (vi) the terms applicable to the gross proceeds from the sale of such Subscription Receipts plus any interest or other income earned thereon; and (vii) any other material terms and conditions of the Subscription Receipts. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

        The preceding description and any description of Subscription Receipts in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the subscription receipt agreement relating to such Subscription Receipts.

        Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the applicable Prospectus Supplement. In the case of Subscription Receipts which are exchangeable for other securities of the Corporation, the holders will not have any of the rights of holders of the securities issuable upon the exchange of the Subscription Receipts until the issuance of those securities in accordance with the terms of the Subscription Receipts.

DESCRIPTION OF WARRANTS

        Warrants may be offered separately or together with other Securities. As at the date of this Prospectus, the Corporation has no Warrants outstanding.

        Warrants may be issued under a separate Warrant agreement or indenture. The applicable Prospectus Supplement will include details of the agreement or indenture pursuant to which such Warrants will be created and issued. A copy of any such Warrant agreement or indenture relating to an offering of Warrants will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Warrants that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

        The particular terms and provisions of the Warrants offered under any Prospectus Supplement, and the extent to which the general terms of the Warrants described in this Prospectus may apply to those Warrants, will be described in the applicable Prospectus Supplement filed in respect of the Warrants. This description will include, where applicable: (i) the number of Warrants offered; (ii) the price and currency or currency unit at which the Warrants will be offered; (iii) the terms, conditions and procedures for the exercise of Warrants for Common Shares or other Securities; (iv) the number of Common Shares or other Securities that may be obtained upon exercise of each Warrant; (v) the designation and terms of any other Securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each Security; (vi) the terms applicable to the gross proceeds from the sale of such Warrants; and (vii) any other material terms and conditions of the Warrants.

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        The preceding description and any description of Warrants in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to any Warrant agreement or indenture relating to such Warrants.

        Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the applicable Prospectus Supplement. In the case of Warrants which are exercisable to purchase other securities of the Corporation, the holders will not have any of the rights of holders of the securities issuable upon the exercise of the Warrants until the issuance of those securities in accordance with the terms of the Warrants.

DESCRIPTION OF DEBT SECURITIES

        The following sets forth certain general terms and provisions of Debt Securities. The particular terms and provisions of any Debt Securities offered, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in a Prospectus Supplement.

        Debt Securities will be direct secured or unsecured obligations of the Corporation as described in the applicable Prospectus Supplement. Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. The senior Debt Securities will rank equal in right of payment to all other unsecured and unsubordinated indebtedness of the Corporation (except for unsecured and unsubordinated indebtedness preferred by mandatory provisions of law). The subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the senior Debt Securities and all other senior indebtedness of the Corporation.

        Debt Securities will be issued under one or more indentures (each a "Debt Indenture") between the Corporation and a trustee that will be named in the applicable Prospectus Supplement. Forms of indentures in respect of both senior Debt Securities and subordinated Debt Securities have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. The Debt Indenture under which any Debt Securities are issued will be specified in the applicable Prospectus Supplement. The statements made hereunder relating to any Debt Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Debt Indenture.

        Each Debt Indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. The applicable Prospectus Supplement will contain the terms and other information with respect to the Debt Securities being offered thereby, which may include the following:

  (a)
  the designation, aggregate principal amount and authorized denominations of such Debt Securities;

  (b)
  the currency or currency unit for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);

  (c)
  any applicable subordination provisions;

  (d)
  the offering price or the percentage of the principal amount or discount at which such Debt Securities will be issued;

  (e)
  the date or dates on which such Debt Securities will mature;

  (f)
  the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such interest rates (if any);

  (g)
  the dates on which any such interest will be payable and the record dates for such payments;

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  (h)
  the name of the trustee under the Debt Indenture pursuant to which the Debt Securities are to be issued;

  (i)
  any redemption term or terms under which such Debt Securities may be defeased;

  (j)
  whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

  (k)
  the place or places where principal, premium (if any) and interest (if any) will be payable;

  (l)
  any sinking fund provisions;

  (m)
  whether such Debt Securities will be issued in whole or in part in the form of one or more global securities;

  (n)
  the identity of the depositary for global securities;

  (o)
  whether a temporary security is to be issued with respect to such Debt Securities and whether any interest payable prior to the issuance of definitive Debt Securities of such series will be credited to the account of the persons entitled to such interest;

  (p)
  the terms upon which beneficial interests in a temporary global Debt Security may be exchanged in whole or in part for beneficial interests in a definitive global Debt Security or for individual definitive Debt Securities and the terms upon which such exchanges may be made;

  (q)
  the securities exchange(s) on which such series of Debt Securities will be listed, if any;

  (r)
  any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the Debt Indenture;

  (s)
  any right of the trustee or the holders to declare the principal, premium (if any) and interest (if any) with respect to such series of Debt Securities to be due and payable;

  (t)
  the governing law of such Debt Securities and Debt Indenture;

  (u)
  any provisions relating to any security provided for such Debt Securities;

  (v)
  any exchange or conversion terms; and

  (w)
  any other specific terms, including any additional events of default or covenants not inconsistent with the provisions of the applicable indenture.

        The Debt Securities may, at our option, be issued in fully registered certificated form or in "book-entry only" form. Debt Securities in registered form will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the trustee for such Debt Securities.

        Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.

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        The preceding description and any description of Debt Securities in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Debt Indenture relating to such Debt Securities.

        In the case of Debt Securities which are convertible into other securities of the Corporation, the holders will not have any of the rights of holders of the securities issuable upon the conversion of the Debt Securities until the issuance of those securities in accordance with the terms of the Debt Securities and Debt Indenture.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

        The following sets forth certain general terms and provisions of the Share Purchase Contracts. The particular terms and provisions of any Share Purchase Contracts offered, and the extent to which the general terms and provisions described below may apply to such Share Purchase Contracts, will be described in a Prospectus Supplement. The Corporation may issue Share Purchase Contracts, representing contracts obligating holders to purchase from or sell to the Corporation, and obligating the Corporation to purchase from or sell to the holders, a specified number of Common Shares or Preferred Shares, as applicable, at a future date or dates, including by way of instalment. The Corporation has delivered an undertaking to the securities regulatory authority in each of the provinces of Canada in which this Prospectus has been filed that the Corporation will not distribute Share Purchase Contracts to any member of the public in Canada unless the Prospectus Supplement containing the specific terms of the Share Purchase Contracts to be distributed separately is first approved for filing by the securities regulatory authority in each of the provinces of Canada where the Share Purchase Contracts will be distributed.

        The price per Common Share or Preferred Share, as applicable, may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula contained in the Share Purchase Contracts. The Corporation may issue Share Purchase Contracts in accordance with applicable laws and in such amounts and in as many distinct series as it may determine.

        The applicable Prospectus Supplement will contain the terms and other information with respect to the Share Purchase Contracts being offered thereby, which may include the following:

  (a)
  whether the Share Purchase Contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares or Preferred Shares, as applicable, and the nature and amount of each of those Common Shares or Preferred Shares, as applicable, or the method of determining those amounts;

  (b)
  whether the Share Purchase Contracts are to be prepaid or not, or paid in instalments;

  (c)
  any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied;

  (d)
  whether the Share Purchase Contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares or Preferred Shares, as applicable;

  (e)
  any acceleration, cancellation, termination or other provisions relating to the settlement of the Share Purchase Contracts;

  (f)
  the date or dates on which the sale or purchase must be made, if any;

  (g)
  whether such Share Purchase Contracts will be listed on any securities exchange;

  (h)
  whether the Share Purchase Contracts will be issued in fully registered or global form;

  (i)
  any rights, privileges, restrictions and conditions attaching to the Share Purchase Contracts; and

  (j)
  any other specific terms.

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        The Prospectus Supplement will describe the terms of any Share Purchase Contracts. The preceding description and any description of Share Purchase Contracts in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Share Purchase Contract agreement and, if applicable, collateral arrangements and depository arrangements relating to such Share Purchase Contracts.

        Share Purchase Contract certificates will be exchangeable for new Share Purchase Contract certificates of different denominations at the office indicated in the Prospectus Supplement. In the case of Share Purchase Contracts which obligate the holders to purchase securities from the Corporation, the holders will not have any of the rights of holders of the securities to be purchased pursuant to the Share Purchase Contracts until the completion of the purchase of those securities by the relevant holder in accordance with the terms of the Share Purchase Contract.

DESCRIPTION OF UNITS

        The Corporation may issue Units, separately or together, with other Securities. The applicable Prospectus Supplement will include details of the Units being offered thereunder. As at the date of this Prospectus, the Corporation has no Units outstanding.

        Each Unit will be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security. The following describes the general terms that will apply to any Units that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

        The particular terms and provisions of the Units offered under any Prospectus Supplement, and the extent to which the general terms of the Units described in this Prospectus apply to those Units, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable: (i) the number of Units offered; (ii) the price or prices, if any, at which the Units will be issued; (iii) the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution); (iv) the currency or currency unit in which the Units will be offered; (v) the Securities comprising the Units; (vi) whether the Units will be issued with any other securities and, if so, the amount and terms of such securities; (vii) any minimum or maximum subscription amount; (viii) whether the Units and the Securities comprising the Units are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (ix) any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and (x) any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

OTHER MATTERS RELATING TO THE SECURITIES

General

        The Securities may be issued in fully registered certificated form or in book-entry only form.

Certificated Form

        Securities issued in certificated form will be registered in the name of the purchaser or its nominee on the registers maintained by our transfer agent and registrar or the applicable trustee.

Book-Entry Only Form

        Securities issued in "book-entry only" form must be purchased, transferred or redeemed through participants in a depository service of a depository identified in the Prospectus Supplement for the particular offering of Securities. Each of the underwriters, dealers or agents, as the case may be, named

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in the Prospectus Supplement will be a participant of the depository. On the closing of a book-entry only offering, we will cause a global certificate or certificates or an electronic deposit representing the aggregate number of Securities subscribed for under such offering to be delivered to or deposited with, and registered in the name of, the depository or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from us or the depository evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of such registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Securities.

        If we determine, or the depository notifies us in writing, that the depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and we are unable to locate a qualified successor, or if we at our option elect, or are required by law, to terminate the book-entry system, then the Securities will be issued in certificated form to holders or their nominees.

Transfer, Conversion or Redemption of Securities

Certificated Form

        Transfer of ownership, conversion or redemptions of Securities held in certificated form will be effected by the registered holder of the Securities in accordance with the requirements of our transfer agent and registrar and the terms of the agreement, indenture or certificates representing such Securities, as applicable.

Book-Entry Only Form

        Transfer of ownership, conversion or redemptions of Securities held in book-entry only form will be effected through records maintained by the depository or its nominee for such Securities with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through participants. The ability of a holder to pledge a Security held in book-entry only form or otherwise take action with respect to such holder's interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate.

Payments and Notices

Certificated Form

        Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us, and any notices in respect of a Security will be given by us, directly to the registered holder of such Security, unless the applicable agreement, indenture or certificate in respect of such Security provides otherwise.

Book-Entry Only Form

        Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us to the depository or its nominee, as the case may be, as the registered holder of the Security and we understand that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participants. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.

        As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes

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of receiving notices or payments on the Securities. In such circumstances, our responsibility and liability in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption amount, dividend or interest (as applicable) due on the Securities to the depository or its nominee.

        Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities.

        We understand that under existing industry practices, if we request any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to any Securities issued in book-entry only form, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by us, any trustee and the depository. Accordingly, any holder of a Security held in book-entry only form that is not a participant must rely on the contractual arrangement it has directly or indirectly through its financial intermediary with its participant to give such notice or take such action.

        We, the underwriters, dealers or agents and any trustee identified in a Prospectus Supplement relating to an offering of Securities in book-entry only form, as applicable, will not have any liability or responsibility for: (i) records maintained by the depository relating to beneficial ownership interest of the Securities held by the depository or the book-entry accounts maintained by the depository; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership; or (iii) any advice or representation made by or with respect to the depository and contained in the Prospectus Supplement or in any indenture relating to the rules and regulations of the depository or any action to be taken by the depository or at the directions of the participants.

PLAN OF DISTRIBUTION

        We may sell the Securities: (i) to underwriters or dealers purchasing as principal; (ii) directly to one or more purchasers; or (iii) through underwriters, dealers or agents in Canada, the United States and elsewhere where permitted by law, in any case for cash or other consideration. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the Securities offered thereby.

        The Prospectus Supplement relating to a particular offering of Securities will also set forth the terms of the offering of the Securities including, to the extent applicable: (i) the name or names of any underwriters, dealers or agents; (ii) any fees, discounts, commissions or other remuneration payable to such underwriters, dealers or agents in connection with the offering; (iii) a description of services to be provided by underwriters, dealers or agents in relation to the offering; (iv) the method of distribution of the Securities; and (v) in the event the offering is a fixed price distribution, the initial offering price and the proceeds that we will receive. The distribution of Securities may be effected from time to time in one or more transactions at fixed prices or at market prices prevailing at the time of sale, which prices may vary between purchasers and during the period of distribution of the Securities, including sales in transactions that are deemed to be "at-the-market distributions" in accordance with National Instrument 44-102—Shelf Distributions (described below). Any public offering price and any discounts or concessions allowed or reallowed or paid to underwriters, dealers or agents may be changed from time to time.

        If underwriters purchase Securities as principal, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase those Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased.

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        The Securities may also be sold directly by us at prices and upon terms agreed to by the purchaser and us, or through underwriters, dealers or agents designated by us from time to time. Any underwriter, dealer or agent involved in the offering and sale of the Securities pursuant to this Prospectus will be named, and any commissions or fees payable by us to that underwriter, dealer or agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any underwriter, dealer or agent through which we sell Securities would be acting on a "best efforts" basis for the period of its appointment.

        Underwriters, dealers or agents may make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market distribution" as defined in and subject to limitations imposed by applicable securities laws which includes sales made directly on an existing trading market for our Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to "at-the-market distributions", underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, dealer or agent involved in an "at-the-market distribution", as defined under applicable Canadian securities legislation, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. The Corporation intends to submit an application with applicable Canadian securities regulatory authorities for exemptive relief if and when it determines to proceed with an "at-the-market distribution" in Canada. Such application will include the specific terms of the proposed "at-the-market distribution". The Corporation will not complete an "at-the-market distribution" in Canada without first obtaining such exemptive relief.

        Unless a Prospectus Supplement provides otherwise, any offering of Preferred Shares, Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units will be a new issue of Securities with no established trading market, and unless otherwise specified in the applicable Prospectus Supplement, such Securities will not be listed on any securities exchange. There is no market through which the Preferred Shares (other than the Series A Preferred Shares), Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such Securities (other than the Series A Preferred Shares) in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares (other than the Series A Preferred Shares), Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units, and the extent of issuer regulation. See "Risk Factors". Certain dealers may make a market in the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in such Securities nor as to the liquidity of the trading market, if any, for such Securities.

        This Prospectus does not qualify any securities that would be "specified derivatives" as defined in National Instrument 44-102—Shelf Distributions.

        Underwriters, dealers or agents who participate in the distribution of Securities under this Prospectus may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under securities legislation (including under the 1933 Act and applicable securities legislation in Canada), or contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

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CERTAIN INCOME TAX CONSIDERATIONS

        Applicable Prospectus Supplements may describe certain Canadian and/or United States federal income tax consequences generally applicable to investors arising from purchasing, holding, and disposing of Securities. However, prospective purchasers of Securities are cautioned and advised to consult with their own independent tax advisors and legal counsel as necessary prior to purchasing Securities.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

        Other than as set forth below, no director or executive officer of the Corporation, or a security holder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, is, as at the date hereof, or has been within the 10 years before the date hereof, a director, or executive officer of any company that, while such person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of such person ceasing to act in that capacity become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

        Mr. John Brussa was formerly a director of Calmena Energy Services Inc. ("Calmena") which was placed in receivership on January 20, 2015. Mr. Brussa resigned as a director of Calmena on June 30, 2014. Mr. Brussa was formerly a director of Enseco Energy Services Inc. ("Enseco") which was placed in receivership on October 14, 2015. Mr. Brussa resigned as a director of Enseco on October 13, 2015. Mr. Brussa is a director of Argent Energy Ltd. which is the administrator of Argent Energy Trust. On February 17, 2016, Argent Energy Trust and its Canadian and United States holding companies (collectively "Argent") commenced proceedings under the Companies' Creditors Arrangement Act ("CCAA") for a stay of proceedings until March 19, 2016. On the same date, Argent filed voluntary petitions for relief under Chapter 15 of the United States Bankruptcy Code ("Chapter 15"). On March 9, 2016, the stay of proceedings under the CCAA was extended until May 17, 2016. Additionally on March 10, 2016 the U.S. Bankruptcy Court approved an order recognizing the CCAA as the foreign main proceedings under Chapter 15. Mr. Brussa was formerly a director of Twin Butte Energy Ltd. ("Twin Butte"). Mr. Brussa resigned as a director of Twin Butte on September 1, 2016. On September 1, 2016, the senior lenders of Twin Butte (the "Twin Butte Senior Lenders") made an application to the Court of Queen's Bench of Alberta (the "Court") to appoint a receiver and manager over the assets, undertakings and property of Twin Butte under the Bankruptcy and Insolvency Act (Canada) and trading in the common shares of Twin Butte was suspended by the TSX. On September 1, 2016, the Twin Butte Senior Lenders were granted a receivership order by the Court.

LEGAL MATTERS

        Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain Canadian legal matters relating to the offering of such Securities will be passed upon for us by Fasken Martineau DuMoulin LLP and certain United States legal matters, to the extent they are addressed in any Prospectus Supplement, will be passed upon for us by Andrews Kurth Kenyon LLP. In addition, certain legal matters in connection with any offering of Securities may be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

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INTEREST OF EXPERTS

        Except as set forth below or in a Prospectus Supplement relating to an offering of Securities, there is no person or company who is named as having prepared or certified a report, valuation, statement or opinion in this Prospectus or an amendment to this Prospectus, either directly or in a document incorporated by reference herein, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company (excluding the auditors of businesses acquired by us).

        Ernst & Young LLP is the auditor of the Corporation and is independent of the Corporation in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus is a part insofar as required by Form F-10: (i) the documents listed under the heading "Documents Incorporated by Reference"; (ii) the consent of Ernst & Young LLP; (iii) powers of attorney from certain directors and officers pursuant to which the amendments to the Registration Statement may be signed; and (iv) the Debt Indenture.